Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Apis Cor Inc.
3060 Venture Lane #101
Melbourne, FL 32934
https://apis-cor.com/

Up to $5,000,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Apis Cor Inc.
Address: 3060 Venture Lane #101, Melbourne, FL 32934
State of Incorporation: DE
Date Incorporated: December 19, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $5,000,000.00 | 5,000,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Early Bird Bonus

Invest within the next 10 days and receive 10% bonus shares

Amount-Based:

$500+

Apis Cor's Online course Fundamentals of Construction 3D Printing (C3D-1100)

$1,000+

Online course 1st and 2nd Fundamental Construction + Construction from A to Z

$2,500+

Online course 1st and 2nd Fundamental Construction + Construction from A to Z + live Q&A with Construction Director Trevor Ragno

Adding to a waitlist for a 3D printed house built by Apis Cor, its affiliates, subsidiaries, panthers or for Apis Cor's 3D Printer

$10,000+

One Night in one of Apis Cor’s 3D printed houses when they are available at Apis Cor's sole discretion. Can be redeemed within 2 years.

+5% share bonus

$25,000+

One night in one of Apis Cor’s 3D printed houses when they are available at Apis Cor's sole discretion

Invitation to a construction site to see Live printing of a house when it is available by Apis Cor sole discretion

+10% share bonus

$50,000+

One night in one of Apis Cor’s 3D printed houses when they are available

Invitation to the construction site to see Live printing of a house on Apis Cor’s projects scheduled at Apis Cor's discretion.

+15% share bonus

Audience-Based:

Previous Investors

15% bonus shares for previous investors

Invitation to a construction site to see Live printing of a house on Apis Cor’s projects scheduled by Apis Cor discretion.

10% StartEngine Owners' Bonus

Apis Cor will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investors in addition to the aforementioned bonus.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

Summary

Apis Cor Inc. ("Apis Cor" or the "Company") is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses (collectively, the "Technology" or "Structural 3D Printing Technology").

Additive manufacturing, or 3D printing, is a process whereby a material is deposited one layer at a time to create a three-dimensional structure. Over the past 20 years, 3D printing has revolutionized the manufacturing world, providing a cheaper and more efficient way to create prototypes and test designs. Apis Cor is bringing 3D printing to building structures. Structural 3D printing allows developers to build faster, cheaper, and more consistently.

The intention of the Company is to provide advanced Structural 3D Printing Robotics and durable 3D Print Materials to developers and homebuilders to reduce the costs of building. Structural 3D printing will enable construction companies decrease labor costs, increase productivity, and enhance the quality of the building itself through consistency between structures.

History of the Business

Apis Cor Inc. is a Delaware Corporation incorporated on December 19, 2019. The Company used to operate under a prior entity, Apis Cor Engineering LLC, a Maryland limited liability company formed on September 29, 2016.

Since its inception, the Company has been mainly conducting research and development and product improvement activities regarding the Technology as well as delivering commercial projects for a limited number of selected customers. In 2022, the Company formed a 100% subsidiary entity, Apis Cor Construction LLC formed in the State of Florida. The purpose of the business of Apis Cor Construcion LLC is to provide services of 3D printing the wall structures in the USA using the Technology as a part of the Company's market penetration strategy.

The Company's Products and Services

Apis Cor Inc. is a robotics technology design and manufacturing company. The Company was formed with the purpose of designing and developing the underlying robotics and construction materials to 3D print full-scale concrete single-family style houses and other structures.

The Company's products and services derive directly from the 3D printing process, which enables real estate developers and the construction industry, just like others in the manufacturing sector the following benefits:

(1) Increased productivity and fast construction process;

(2) Better and constant quality including a drastic reduction of human error which cuts off the cost for fixing the errors and post-finishing works;

(3) Significant reduction of reliance on human labor on job sites causing an unprecedented ability to scale the development process;

(4) Marked increase in freedom in design for any structure. Less limitation on prefabricated materials such as cinderblocks;

(5) Marked reduction in the cost of construction through cutting the need for human

labor costs.

Modern construction cannot keep up with the growing demand because construction heavenly mainly relies on manual labor which:

The US Census Bureau's 2018 Survey of Construction found the average stick-built house takes 7.7 months to construct. This includes about one month for building authorization and permits, followed by 6.7 months of actual construction. Note that this timeline refers to houses built for sale, such as custom homes in a new housing development. Homes built by the homeowners themselves took considerably longer, at 12.5 months, likely due to less experience and smaller crews.

In contrast, the Company's Structural 3D Robotic Printers do not require a large crew to operate, and are capable of building the walls of a 2,300 SF house in about 40 hours which may drastically reduce the overall construction to 2-3 months (the remaining parts like roofing, windows and finishing are still done traditionally).

Nationally, the United States is facing a shortage of more than 7.2 million affordable homes, with over 500,000 people experiencing homelessness on any given night. Due to a lack of skilled labor, the construction industry simply cannot keep up with the growing demand. The Company's Structural 3D Printing Technology provides an optimal solution to fill the national shortage that gap by delivering more houses without filling a human's role.

Sources:

https://nlihc.org/news/us-has-national-shortage-more-72-million-affordable-available-rental-homes-families-most-need

https://www.forbes.com/sites/niallmccarthy/2016/11/25/the-u-s-cities-where-the-largest-homeless-pop-infographic/?sh=25ee9caa4dde

Competitors and Industry

Principal Market and Distribution of the Company's Products and Services

The Company has adopted an equipment leasing strategy with respect to the Structural 3D Robotic Printers, and a material sale strategy with respect to the 3D Print Material(s). In addition to these two revenue streams, the Company will provide technical assistance and customer support for its Customers.

The Company plans to distribute the "Apis Cor University" training and promotional materials through its website. The Company does intend to generate revenues from Apis Cor University.

The Company also intends to open regional showrooms and sales offices to increase sales and reinforce the Company brand. The showrooms will provide demonstrations of samples of 3D printed structures and the Company's 3D Printing Technology. Furthermore, the Company intends to purchase real property and to place model homes and structures on that property for demonstration purposes.

Target Customers and Market

The Company's target customers (the "Customers") include, but are not limited to, the low-rising residential construction companies, contractors, subcontractors, homebuilders, and real estate developers in the United States.

The Customers the Company will be marketing to are those who build multiple units within a single development including, but not limited to, residential housing projects/subdivisions (50+ units annually). The Customers will generally have previously built masonry and wood-framed single-family residences, luxury residences, and middle-class residences.

In 2018, approximately 876,000 single-family homes were built, and 920,000 in 2020. Within the United States, there are 200 home builders who build from 150 to 58,434 units annually and there are 178,619 companies classified as General Contractors-Single-Family Houses in this industry in the USA.

https://www.statista.com/statistics/192190/single-family-building-by-us-region-2010/

https://www.builderonline.com/builder-100/builder-100-list/2020/

https://siccode.com/sic-code/1521/contractors-single-family-houses

Competitive Advantages

There are a handful of companies with a strong presence and positive track record in the 3D printing construction market. However, most of these competitors use bulky equipment and expensive methods. Because of this, the competitors do not provide a service that achieves significant cost savings relative to traditional construction.

Apis Cor's advantage is the unique design of the Structural 3D Robotic Printers which feature true mobility and compact dimensions causing the Technology to be easy to use and very scalable. The mobility of the equipment allows the Technology to print houses of any square footage, as the Structural 3D Robotic Printers can be easily moved along a whole construction area. No other current 3D construction technology matches this capability.

Our technology is protected with 4 granted patents and multiple patent applications;

We also have advance material which was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri and for NASA competition which set the highest bar for material quality, durability and physical properties.

Current Stage and Roadmap

Synopsis of the Company's Structural 3D Printing Technology

The Company has invented and developed three main technologies for Structural 3D Printing. The primary technology is the Structural 3D Robotic Printer. The secondary, yet just as crucial is the proprietary 3D Print Material(s), which provides the raw material for the walls of the structure. The third major technology is the 3D Print Material mixing and pumping unit (the "Mix and Pump Machine"). The Company will supply its customers with all of these Technologies through equipment lease arrangements.

Structural 3D Robotic Printers

Apis Cor has invented and developed robotics equipment to 3D print full-scale walls on various structure types, including full scale houses, using proprietary cementitious materials. The current Structural 3D Robotic Printer design weighs approximately 2,900 pounds, has the ability to print up to three floors, and only takes 30 minutes to set up. The Structural 3D Robotic Printers can be set up by two persons and is controlled by a tablet such as an iPad. The 3D Robotic Printer printing arm comes equipped with a Company-designed smart spatula installed on the printing nozzle's end. The proprietary design prevents the "sausage" effect common to other structural 3D printers, eliminating the need for long and costly finishing processes.

The Structural 3D Robotic Printer is mounted on tracks and includes a four-point leveling system. This ensures that the Printer is able to move around the printed structure and deposit the material in a level and consistent manner.

The Company intentionally made the Structural 3D Robotic Printer extremely mobile. Small enough to fit onto a flatbed trailer hauled with a standard pickup truck. Because of this, the Structural 3D Robotic Printer can be moved all around the job site. The only restriction to the printed structure's size is the area of the development site itself. Using the Structural 3D Robotic Printer's continuous track mobile platform, the Printer can reposition itself when a layer is complete and continue depositing 3D Print Material in a matter of minutes. This compact size increases the accessibility of 3D printed structures to a greater number of developers. Additionally, the setup does not require cranes or heavy machinery. The rugged lightweight design means the Structural 3D Robotic Printer can travel over any surface including sand, grass, and gravel.

In addition to decreased labor and opportunity costs normally associated with construction, the Structural 3D Robotic Printer allows for an immeasurable amount of consistency between structures. The Company has essentially invented a skilled robot equipped with precise dosage devices and sophisticated algorithms to ensure repeatable builds with machine accuracy.

3D Print Materials

While concrete is the construction industry standard, its use poses myriad problems within 3D printing applications. The Company, therefore, has developed proprietary printing material(s) that would flow easily through the Mix and Pump Machine and the Structural 3D Robotic Printer's extruder without slumping — while still bonding between layers, curing quickly, and maintaining its layer shape. The end product is a dry mortar with aggregates pre-mixed in the proper ratio, delivering perfect results every time with no guesswork.

By means of the Company's equipment, the cementitious material is distributed layer-by-layer forming the walls. The material itself is manufactured by the Company and will exclusively be sold through the Company.

The Company intends to manufacture several types of 3D Print Materials for different uses and applications.

3D Structure Printing Design

When referring to the "3D Structural Printing Design" within this Offering Circular, it includes the proprietary shape of the walls and methodologies employed by the Company in printing any structure. The term is inclusive in that the Company has more than one Design for structural elements (walls).

The 3D Structural Printing Design employs a Company-designed shape designed to emulate Concrete Masonry Units ("CMU(s)") also known as cinderblocks. CMUs are the gold-standard for resilient construction because they are independently stable and allow for reinforcement with reinforcing bars ("rebar(s)") and other stabilization/reinforcement methods. The Company has designed the 3D Structure Printing Design to emulate CMUs with respect to the ability to sustain stability independently and with reinforcement. Additionally, the Company's Structure Design allows for mechanical, electrical, and plumbing components to be seamlessly included in the structures.

Apis Cor's 3D printed walls are virtually identical to CMU construction walls in both form and function. This enables the 3D Structural Printing Design to:

- Conform with existing CMU-based building codes

- Resist wind, water, fire, mold, and pests

-Simplify integration with plumbing, electrical, mechanical and finishing work

The 3D Structural Printing Design was developed by Company engineers to simplify the necessary structural calculations such that the design complies with local building codes that incorporate and are based on the use of CMUs. The Company's 3D material reaches the ability to withstand 3,627 psi of vertical pressure after 28 days of curing, exceeding construction code standards for CMUs. The 3D Structural Printing Design conforms with the International Building Code for masonry construction – which many regional/local building codes adopted and incorporate.

Mixing and Pump Machine for 3D Printing Structural Material

The Company has also developed a proprietary 3D print material delivery system specific to the Company's 3D Printing Robot. The inclusion of the mixer to the whole system reduces labor time significantly by reducing the need to mix the concrete or structuring materials by hand on the job site. The mixer will mix the correct ratio of materials and pump it to the 3D Printing Robotics.

Company Bulk Trucks

The Company also redesigned the existing Bulk Trucks to deliver the perfect blend of dry print material in a sealed container to the construction site. Transportation of the 3D Printing Structural Material requires a sealed container to avoid exposure of the material to humidity and achieve the reduction of cost to transport the material. Dry 3D print material automatically and directly pumped out of Bulk Truck into the Mixing and Pump Machine where the material is mixed with water. No extra silos and storage containers are required. The company successfully tested and used its first redesigned Bulk Truck on several projects.

Status of the Apis Cor Products

The Company has announced all of the above-named products to the public through the Company website (www.apis-cor.com). All of the Technologies are past the "proof of concept" prototype stage. The designs are now being optimized for the production stage. The Company will use the Proceeds of this Offering to continue research and development and product development activities for the underlying Technologies. This research and development process will continue through the life of the Company, but the ratio of funds devoted to research and development will decrease as funds devoted to marketing, manufacturing, and scaling activities increase. The Company's Technologies are essentially fully deployable as of the date of this Offering document, however, the Company will devote time and Proceeds to expand manufacturing capabilities, including minor alterations of the Technologies to achieve manufacturing scaling and efficiency. This will require a material investment of the Proceeds and Company assets to achieve the intended scaling capacity.

Planned Road Map

The Company intends to expand its operations and start implementing the go-to-market strategy in 2023 by focusing on working with selected customers to deliver more 3D-printed houses in the USA. The Company then intends to steadily increase the number of 3D printers to scale the technology and business.

The Team

Officers and Directors

Name: Anna Cheniuntai

Anna Cheniuntai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, co-founder and Director

Dates of Service: March 02, 2020 - Present
Responsibilities: (1) Directing the Operations of the Company; (2) Directing day-to-day affairs of the Company; (3) Implementing business and sales strategies; (4) Finding, recruiting, vetting key employees including new Executive Officers and Significant Employees. The annual salary is $70,293.60. No additional equity compensation.

Other business experience in the past three years:

- **Employer:** Apis Cor Engineering LLC
  Title: Co-Founder
  Dates of Service: March 01, 2016 - March 20, 2020
  Responsibilities: Co-founder

Name: Nikita Cheniuntai

Nikita Cheniuntai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CTO and Director
  Dates of Service: December 19, 2019 - Present
  Responsibilities: (1) Product Development and Design (including software and hardware); (2) Design and direction of the Technology; (3) Building technical team; selecting the key employees and C-Suite officers related to technology side of the business; (4) Setup manufacturing processes; determining fabrication and manufacturing processes, approaches and technologies; (5) Determining key vendors and suppliers; (6) Driving Technology and product development strategy. The annual salary is $70,293.60. No additional equity compensation.

Other business experience in the past three years:

- **Employer:** Apis Cor Engineering LLC
  Title: CEO and Founder
  Dates of Service: September 26, 2016 - March 01, 2020
  Responsibilities: Running day-to-day operations, technology development, business development, and engineering.

Name: Trevor Ragno

Trevor Ragno's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Construction Technologies

Dates of Service: September 30, 2021 - Present
Responsibilities: Research, develop, and implement emerging and current applied construction technologies for construction 3D printing processes; Development of educational content and information needed to demonstrate the integration of 3D printing with conventional construction technologies; salary is $54,000 gross annually. Equity compensation is 1,511,244 restricted common shares vested by 10/01/2025 and 1,322,337 estricted common shares vested by 1/24/2025.

Other business experience in the past three years:

- **Employer:** Apis Cor Inc
  Title: Chief Revenue Officer
  Dates of Service: April 01, 2021 - September 30, 2021
  Responsibilities: Increase company revenue through all available and potential channels; developing the strategies, procedures and business processes to execute such revenue channels.

Other business experience in the past three years:

- **Employer:** Aeronyde Corporation
  Title: Chief Real Estate Officer, Partner
  Dates of Service: April 01, 2016 - Present
  Responsibilities: Develop a global network of UAV nesting systems to autonomously charge, dispatch and service large fleets of UAV (drones) at the edge.

Name: Paul Cejas

Paul Cejas's current primary role is with Midas Consulting LLC. Paul Cejas currently services 3-5 hours hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Advisor
  Dates of Service: September 13, 2022 - Present
  Responsibilities: Advising the company on setting up and scaling manufacturing capabilities, hiring engineering staff and contractors.

Other business experience in the past three years:

- **Employer:** Midas Consulting LLC
  Title: Partner
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** Boeing
  Title: Lead Technology Integrator/CTO - Autonomous Systems
  Dates of Service: December 01, 2018 - July 01, 2021
  Responsibilities: Identified technology gaps in support of long-range business plan, established and tracked R&D activities for $30M+ annually and developed technology roadmaps to close capability gaps. Technical consultant for solving problems on development programs, specifically Air Combat Teaming System (ATS), MQ-25 and Orca unmanned vehicles.

Name: Laurie Elliott

Laurie Elliott's current primary role is with CFO Strategic Partners. Laurie Elliott currently services Hours vary since Laurie Elliott works for a Company as consultant upon company demand. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Fractional CFO
  Dates of Service: August 09, 2021 - Present
  Responsibilities: Primary responsibility for the planning, implementation, and management of financial activities and controls to advance and support rapid growth initiatives. Development of processes for financial forecasting and budgets, and overseeing the preparation of financial reporting.

Other business experience in the past three years:

- **Employer:** CFO Strategic Partners
  Title: Chief Financial Officer
  Dates of Service: February 01, 2021 - Present
  Responsibilities: The Chief Financial Officer (CFO) has primary responsibility for the planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting and negotiations. The CFO role also extends to obtaining and maintaining investor relations and partnership compliance.

Other business experience in the past three years:

- **Employer:** EZ Rent-A-Car
  Title: Chief Accounting Officer / VP Accounting
  Dates of Service: February 01, 2018 - February 01, 2021
  Responsibilities: Chief Accounting Officer / VP Accounting

Other business experience in the past three years:

- **Employer:** Roadster Solutions LLC
  Title: Board Member
  Dates of Service: January 01, 0012 - Present
  Responsibilities: Board Member

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC

limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We may never have an operational product or service
It is possible that there may never be an operational Construction 3D printers or services of 3D printed walls or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the

creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Apis Cor Inc., was formed on December 19, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Apis Cor

Inc., has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Apis Cor Technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is an early stage company and have not generated any profits since inception.
Since the Company has been exclusively conducting research and development activities regarding the Company's Technology and has not generated significant revenue as of the date of this Offering Circular, the Company may not be able to succeed as a business without additional financing. The Company has incurred losses

from operations and has had negative cash flows from operating activities since its inception. Its current operating plan indicates that Apis Cor will continue to incur losses from operating activities given ongoing expenditures related to the implementation of the Technology. Without sufficient additional funds, the Company's ability to continue is a going concern for the next twelve months and is dependent upon the Company's ability to raise the necessary funds from Investors to meet financial obligations.

If the Company is unable to raise the capital requirements identified in this Offering Document, it is unlikely that it will be able to continue as a going concern.
The Company's auditors have issued a "going concern" opinion. The Company's ability to continue as a "going concern" is dependent on many factors, including, among other things, its ability to raise the necessary capital to fund its operations as identified in this Offering, growth in product production, and improved operating margins. If the Company is unable to achieve these goals, its business would be jeopardized and the Company may not be able to continue. If the Company ceased operations, it is likely that all of its investors would lose their investment.

The Company's Technology may never be commercially accepted by the market
It is possible that the intended market and customers may not generally accept the Company's Technology due to its novelty. It is possible that the failure to market the Technology is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company's control. Even though the Board will make an effort to steer the Company towards success, the Company cannot guarantee that any changes to the business model will be in the best interest of the Company and its Shareholders.

Developing new products and technologies entails significant risks and uncertainties, including if the Technology does not meet the Company's projected performance goals, or if unforeseen development costs are incurred and Apis Cor's cost estimates are understated.
The Company is currently in the research and development stage and has only manufactured prototypes for the Technology. Delays or cost overruns in the development of the Technology and failure of the such to meet anticipated performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect the performance success of the Technology and the results of operations.

The 3D printing Technology could fail to achieve the sales projections expected.
The growth projections are based on the assumptions that the Company's 3D Printing Technology can be successfully industrialized, manufactured, sold and supported. The Company assumes that the research, development, and design process will be successful in developing strategic partnerships that will financially support the development of the Technology. It is possible that the Technology will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of the investment.

The loss of one or more of Apis Cor's key personnel, could harm the Company's operations.
The Company currently depends on the continued services and performance of key members of its management team. The loss of key personnel from disability, death, or attrition could disrupt operations and have an adverse effect on the operational success of the business.

Costs may grow more quickly than the Company's revenues, harming the business and profitability.
Delivering the Apis Cor's products is costly because of the upfront research and development expenses to get a functional, safe, and marketable Structural 3D Printer Technology to market. Furthermore, the technical and specialized nature of the Company's products may result in a higher demand for more specialized and skilled, and therefore more expensive, employees. The Company expects operational expenses to continue to increase in the future as the Technology expands and there is a need to hire additional employees. Projected expenses and/or the time to market may be greater than anticipated and any capital investments intended to make the business more efficient may not be successful. In addition, the Company may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in costs may adversely affect the Company's business and profitability.

The Company relies on third parties to provide services essential to the success of the business. Unavailability of engineers and technicians to support development efforts could cause disruptions in the business.
The Company relies on third parties to provide a variety of essential business functions, including manufacturing, systems integration specialists, marketing, proposal drafting, distribution, and other partners. Quality and timeliness of parts manufacturers is critical to Apis Cor's ability to build prototypes for development and internal testing. The Company intends to use the manufacturing licensees, systems integrators, OEMs, and distributors for the manufacturing and distribution of the Company's products. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the Company will experience delays, defects, errors, or other problems with their work that will materially impact operations and the Company may have little or no recourse to recover damages for these losses. A disruption in these third parties' operations could materially and adversely affect the business. As a result, any investment could be adversely impacted by the Company's reliance on third parties and their performance.

The Company depends on large industrial partners as customers.
The Company may not be able to consummate such strategic partnering agreements with developers and go-to-market partners, which could seriously limit or delay the projected revenue growth and profitability.

The Company's business, including costs and supply chain, is subject to risks associated with sourcing and manufacturing.
In the event of a significant disruption in the supply of the raw materials used in the manufacture of the Company's products, Apis Cor might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

The Company will face significant market competition, which could adversely affect the Company's results of operations and financial condition
The industry in which the Company operates in general is subject to intense and increasing competition. Some of its competitors may have greater capital resources, facilities, and diversity of product lines, which may enable them to compete more effectively in this market. The Company's competitors may devote their resources to developing and marketing products that will directly compete with its product lines. Due to this competition, there is no assurance that the Company will not encounter difficulties in obtaining revenues and market share or in the positioning of its products. There are no assurances that competition in its respective industry will not lead to reduced prices for its products. If the Company is unable to successfully compete with existing companies and new entrants to the market this will have a negative impact on its business and financial condition.

Local regulation and evaluation challenges may delay the start or completion of the development of the Company's properties, increase expenses or limit project building and other activities.
The Company's projects may be subject to government regulations in the jurisdictions in which they operate. A system of model building codes is adopted by local jurisdictions who have the authority to enforce construction regulations. The International Building Code ("IBC") is the predominant code in the United States. IBC Section 104.11 allows for the integration of new construction products, systems, and technologies not explicitly described in the code itself, permitting manufacturers to demonstrate that these products are compliant with the intent of the code. There are no provisions for 3D printed construction in the IBC, but acceptance criteria has been developed. This may affect the Company's ability to sell the Company's products and may negatively affect Company revenues.

Government regulation could negatively impact the business.
Due to the potential wide geographic scope of the Company's operations, the Company could be subject to regulation by political and regulatory entities throughout the world. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Company's sales could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its products or industry. For example, as building projects will cross many differing municipal and state jurisdictions, the Company could be faced with myriad regulations from these jurisdictions as well as the federal government. The Company will need to comply with all government regulations which the Company expects will relate to items such as local zoning codes, technology support applications, quality control procedures, fabrication procedures, maintenance and safety, fire regulations, environmental

impact on construction and usage, and other matters. A failure to know the applicable regulations or to successfully abide by such regulations, could negatively impact the Company with potential fines, stoppages or other remedies. As the Company is introducing a novel concept and innovative plan to the marketplace, the Company is unaware of any specific government regulation that could negatively affect its business. However, because this industry niche is new and because there is a component of risk of loss to persons and property, the Company believes that there may ultimately be regulation affecting its projects on both a state and federal level. It is impossible to predict what such regulation would encompass, but any regulation would most likely be at least include additional reporting requirements, potential project specifications or requirements and possibly even regulation of additional aspects of the industry.

Zoning issues may delay the start of the projects.
By and large, this risk section concerns parts of a project area where a zoning change or variance may be required. While such could be extremely rare, and any delays short-lived, Company Management thought to mention same here. The blends of Structural 3D Print Materials being extruded by the Structural 3D Robotic Printers, for example, can change as the Company continuously works to improve their formulas, which are often proprietary and adapted to local conditions. Company management raises this issue here, therefore, in the unlikely event that there may be zoning ordinances, or community ordinances that do not cover such existing assets. Company management or the Company's customers would retain local zoning counsel, to seek any necessary variance.

Future success is difficult to predict because the Company operates in an emerging and evolving market, and the industry in which the Company competes is subject to volatile and unpredictable cycles.
The 3D printing construction industry in which the Company operates is an emerging and evolving market making it difficult to evaluate its future prospects and which may lead to period-to-period variability in operating results. Products and services are based on unique technology which the Company believes offers significant advantages to customers, but the markets the Company serves are in a relatively early stage of development and it is uncertain how rapidly they will develop. It is also uncertain whether the Technology will achieve high levels of demand and acceptance as these markets grow. To meet rapidly changing demand in the industry the Company serves, it must effectively manage its resources and production capacity. During periods of decreasing demand for its products, the Company must be able to appropriately align its cost structure with prevailing market conditions, and effectively manage its supply chain. If the Company is not able to timely and appropriately adapt to changes in its business environment or to accurately assess where the Company is positioned within a business cycle, its business, financial condition, or results of operations may be materially and adversely affected.

Even if the Company receives regulatory approval for its products, the Company will be subject to ongoing obligation and continued regulatory review, which may result in significant additional expenses.

The Company believes its products will require ongoing regulatory approval for the future of its products. Even if the Company receives regulatory approval for any of its products, it will be subject to ongoing obligations and continued regulatory review, which may result in significant additional expense.

The Company relies on patents and proprietary rights to protect its Technology and enforcing those rights could disrupt its business operation and divert precious resources that could ultimately harm its future prospects.

The Company relies on a combination of trade secrets, provisional and non-provisional patent applications, confidentiality agreements, and procedures to protect its proprietary Technologies. The Company has three granted patents, and it has submitted a number of provisional and non-provisional patent applications to United States Patent and Trademark Office ("USPTO"). The claims contained in any patent may not provide adequate protection for the Company's products and Technology. In the absence of patent protection for some of the Company's inventions, the Company may be vulnerable to competitors who attempt to copy its products or gain access to its trade secrets and know-how. There is a risk that potential competitors who have received patents for their technology will seek to block the approval of any patents or related intellectual property that the Company has applied for. The Company's dependence on any patents secured by our outsourced manufacturing partners may also come under scrutiny by potential competitors and existing patent holders who may attempt to block the manufacture and distribution of its products for an extended timeframe, limiting its ability to generate revenues. In addition, the laws of foreign countries may not protect its proprietary rights to this technology to the same extent as the laws of the U.S. If a dispute arises concerning its Structural 3D Printer Technology, the Company could become involved in litigation that might involve substantial cost. Litigation could divert substantial management attention away from its operations and into efforts to enforce its patents, protect its trade secrets or know-how or determine the scope of the proprietary rights of others. If a proceeding resulted in adverse findings, the Company could be subject to significant liabilities to third parties. The Company might also be required to seek licenses from third parties to manufacture or sell its products. The Company's ability to manufacture and sell its products may also be adversely affected by other unforeseen factors relating to any proceeding or its outcome.

The Company holds three active patents on its products, and its business employs proprietary technology knowledge and information may be difficult to protect and/or infringe on the intellectual property rights of third parties.

The Company currently relies on patents, trade secrets, proprietary know-how, and technology methods that it seeks to protect, in part, by confidentiality agreements and ongoing patent prosecution. The Company cannot assure you that these agreements will not be breached, that it will have adequate remedies for any breach, or that its trade secrets and proprietary knowledge will not otherwise become known or be independently discovered by others. The Company currently holds three patents from the USPTO. The Company's success depends, in part, on its ability to keep competitors from copying its products, methods, knowledge and maintain trade secrecy and operate without infringing on the proprietary rights of third parties. The

Company cannot assure you that the patents of others will not have an adverse effect on its ability to conduct its business, that any of its trade secrets and applications will be protected, that it will develop additional proprietary technology knowledge or methods that is defensible against theft or will provide us with competitive advantages or will not be challenged by third parties.

The Company's Business Depends on the Protection of Its Patents and Other Intellectual Property, and the Company May Suffer if It Is Unable to Adequately Protect such Intellectual Property

The Company's success and ability to compete are substantially dependent upon its intellectual property. The Company shall rely on patent laws, trade secret protection and confidentiality or license agreements with its employees, consultants, strategic partners and others to protect its intellectual property rights. However, the steps it takes to protect its intellectual property rights may be inadequate. There are events outside of the Company's control that pose a threat to the Company's intellectual property rights as well as to the Company's products and services. For example, effective intellectual property protection may not be available in every country in which the Company licenses its technology. Also, the efforts the Company will take to protect its proprietary rights may not be sufficient or effective. Also, protecting the Company's intellectual property rights is costly and time consuming. Any unauthorized use of the Company's intellectual property could make it more expensive to do business and harm the Company's operating results. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to the Company.

If the Company is unable to protect its proprietary and technology rights the Company's operations will be adversely affected.

The Company's success will depend in part on its ability to protect its proprietary rights and Technologies. The Company's failure to adequately protect its proprietary rights may adversely affect its operations. Despite its efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its services or to obtain and use trade secrets or other information that it regards as proprietary. Specifically, independent contractors the Company hires to provide technical support may breach confidentiality agreements for proprietary information the obtain during their work performed for us. Based on the nature of its business, the Company may or may not be able to adequately protect its rights through patent, copyright and trademark laws. The Company's means of protecting its proprietary rights in the United States or abroad may not be adequate, and competitors may independently develop similar technologies. In addition, litigation may be necessary in the future to: Enforce intellectual property rights; Protect its trade secrets; Determine the validity and scope of the rights of others; or Defend against claims of infringement or invalidity. Any such litigation could result in substantial costs if the Company is held to have willfully infringed or to expend significant resources to develop non-infringing technology and would divert the attention of management from the implementation of its business strategy. Furthermore, the outcome of litigation is inherently difficult to predict and the Company may not prevail in any litigation in which it becomes involved.

Manufacturing and bringing products to market involves the potential for product recalls, product liability and other claims against the Company.
The Company will likely be subject to international, national, state and potentially local consumer product safety and other laws and regulations concerning consumer products generally and 3D printing construction manufacturers specifically, and more restrictive laws and regulations may be adopted in the future. The 3D printing industry in general has been subject to potential product liability claims and it expects 3D printing construction products carry a high risk of such claims due to the close association with newly developed technology procedures. Any significant defects in its designs, products or failure in its quality control procedures may result in, among other things, delay in time-to-market, loss of sales and market acceptance, product liability claims, and damage to its reputation. The costs the Company may incur in correcting any product or design defects may be substantial. Additionally, errors, defects or other performance problems could result in financial damages to its customers, which could result in litigation. Product liability litigation, even if the Company is to prevail, would be time consuming for management and costly to defend. The Company does not presently maintain product liability insurance, and any product liability insurance it may obtain in the future may not be adequate to cover such claims.

The Company Currently Has Limited Marketing And Limited Sales Organization In Place
The Company currently has limited marketing and limited sales organization for its products and services. If it is unable to establish sufficient marketing and sales capabilities or enter into agreements with third parties to market and sell its products and services, the Company may not be able to effectively market and sell its product and services, or generate product revenues.

The Company's planned products may never achieve market acceptance, which would adversely affect its business.
The Company cannot predict whether its product will ever achieve market acceptance. Due to its currently undercapitalized condition, the Company has not yet engaged experts to advise it on the requirements and expense necessary for such product marketing, and it plans to use Proceeds from this Offering to do so. It is possible that the Company will fail to achieve consumer and customer acceptance of its product, in which case Investors in this Offering would likely lose their entire investment. A number of factors may limit the market acceptance of its product, including: Consumer acceptance of product; Full market launch relative to competitive products; Availability of alternative or competitive products; The cost of its product relative to any alternative or competitive products; and/or The extent and success of the marketing efforts by its competitors.

The Company is controlled by its Board of Directors, and Common Stock Shareholders have voting rights and distribution rights secondary to Preferred Stock Shareholders.
Control of the Company and all of its operations is the responsibility of its Board of Directors and will remain with them. Investors must rely upon the judgment and skills of the Board. The Board of Directors is expressly authorized to make, repeal, alter,

amend and rescind any or all of the Bylaws of the Company and may designate one or more committees. The committees generated by the Board of Directors have the right to exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company. Holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

There is no current market for the Shares.
There is no formal marketplace for the resale of Company Shares and none is expected to arise for the foreseeable future. Investors should assume that they may not be able to liquidate their investment.

The Company may raise additional capital through equity offerings. Therefore, any ownership interest in Apis Cor may be diluted in the future if the Company does not raise enough funds in this fund-raising effort, Apis Cor will conduct another Reg A+ offering, and/or seek angel investors, Venture Capital funds or funds from an equity partner.
The Company might not sell enough securities through this Offering to meet its operational needs. Even if the Proceeds received equal the Maximum Offering Amount, the Company may need to raise more funds in the future through additional Offerings. Apis Cor may offer additional Shares and/or other classes of equity or debt, or other forms of securities. If equity, or a security convertible into equity, is offered in these future offerings, then Shareholders' ownership percentages in the Company may be diluted.

Management may revise the Use of Proceeds
It is possible that the use of the Proceeds will be revised by management or that adequate funds will not be raised by the Company. Management will have significant flexibility in applying the net Proceeds of this Offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

The Company may require additional funds
The Company currently anticipates that the net Proceeds of this Offering will be sufficient to meet its anticipated needs for capital expansion. However, the Company may need to raise additional funds in order to fund more rapid expansion, to respond to capital needs, or to acquire complementary products or materials, particularly if less than the maximum Offering is borrowed by the Company. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its Technology development, take advantage of the project expansion opportunities, or respond to capital needs would be significantly limited. Such limitation may have a material adverse effect on the Company's business, operating results, and financial condition.

Shareholders may vote on the management but have limited ability to influence decisions regarding the business.

Apis Cor's Bylaws provide that the assets, affairs and business of the Company will be managed under the direction of the Board of Directors. The Shareholders do vote on the management but have only limited voting rights on matters affecting the Company's business, and therefore limited ability to influence decisions regarding the business.

The Offering price of the Company's Shares was not established on an independent basis; the actual value of an investment may be substantially less than what the Investor pays.

The Company established the Offering price of the Company's Shares on an arbitrary basis. The selling price of the Shares bears no relationship to the book or asset values or to any other established criteria for valuing Shares. The Offering price of the Shares of common stock was determined by the Company using best estimates and is based on its own assessment of its financial condition, prospects, and the general condition of the securities market. Further, the Offering price may be significantly more than the price at which the Shares would trade if they were to be listed on an exchange or actively traded by broker-dealers or underwriters.

Investor interest in the Company will be diluted if Apis Cor issues additional shares, which could reduce the overall value of an investment.

Potential investors in this Offering do not have preemptive rights to any shares the Company issues in the future. Under Apis Cor's Amended And Restated Certificate of Incorporation, the Company has authority to issue a total of 400,000,000 Shares of Common Stock, although, under Regulation A, the Company is only allowed to sell up to 35 million of the Company's shares in a 12-month period. After an Investor's purchase in this Offering, the Board of Directors may elect to (i) sell additional Shares in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue Shares to the Board of Directors, or its successors or assigns, in payment of an outstanding fee obligation. To the extent Apis Cor issues additional equity interests after your purchase in this Offering, an Investor's percentage ownership interest in the Company will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of the Company's investments, an Investor may also experience dilution in the book value and fair value of your Shares.

In some cases, if an Investor fails to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Code or common law as a result of an investment in the Company's shares, the Investor could be subject to liability for losses as well as civil penalties.

There are special considerations that apply to investing in the Company's Shares on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If the Investor are investing the assets of any of the entities identified in the prior sentence in the Company's Shares, Investor should satisfy yourself that: · The investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code; · The investment is made in accordance with the documents and instruments governing the trust, plan or

IRA, including a plan's investment policy; · The investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code; · The investment will not impair the liquidity of the trust, plan or IRA; · The investment will not produce "unrelated business taxable income" for the plan or IRA; · The Investor will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and · The investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in the Company's Shares constitutes a prohibited transaction under the Code, the "disqualified person" that engaged in the transaction may be subject to the imposition of excise taxes with respect to the amount invested.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anna Cheniuntai	26,900,123	Common Stock	26.84%
Nikita Cheniuntai	62,766,954	Common Stock	62.64%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 of Common Stock.

Common Stock

The amount of security authorized is 400,000,000 with a total of 100,208,173 outstanding.

Voting Rights

1 vote per share - The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized Shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

Material Rights

The total number of shares outstanding on a fully diluted basis, 133,555,405 shares, includes 100,208,173 shares of Common Stock and 33,347,232 shares of Preferred Stock.

Our previous Reg A+ offering raised $1,144,127 as of August 31, 2022. We have had several transactions in September 2022, but those transactions are under the closing process (applications are pending and/or under approval), and as a result, we are presently only able to give a status of the closed amount as of August 31, 2022. Please note that additional shares that close for this previous offering may affect your ownership in the future.

Effective as of September 1, 2022, all Convertible Promissory Notes and SAFEs have converted and are reflected in the total number of shares stated as being outstanding.

There are no other convertible securities outstanding.

Dividends

The Corporation will not declare, pay or set aside any dividends, including any cash distributions, on Shares of any other class or series of capital stock of the Corporation (other than dividends on Shares of Common Stock payable in Shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.

Distributions and Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but not including a Deemed Liquidation Event), after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Shares of Common Stock, pro rata based on the number of Shares held by each such holder.

“Deemed Liquidation Events"

“Deemed Liquidation Events” include

(1) a merger or consolidation in which (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

(2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole.

Distributions in forms other than Cash

If the amount deemed paid or distributed pursuant to a Deemed Liquidation Event is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined pursuant to Section 2.3.3 of the Amended And Restated Certificate of Incorporation (see “Exhibit 1A-2A”):

Redemption Provisions

Common Stock does not have any redemption rights.

Sinking Fund Provisions

The Amended And Restated Certificate of Incorporation does not contain any Sinking Fund Provisions.

Liability to Further Calls

The Amended And Restated Certificate of Incorporation does not contain any provisions regarding liability to further calls.

Restrictions on Alienability

The Shares have no restrictions on alienability for Shares of Common Stock.

** Please see the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F.*

Preferred Stock

The amount of security authorized is 100,000,000 with a total of 33,347,232 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 133,555,405 shares, includes 100,208,173 shares of Common Stock and 33,347,232 shares of Preferred Stock.

Effective as of September 1, 2022, all Convertible Promissory Notes and SAFEs have converted and are reflected in the total number of shares stated as being outstanding. There are no other convertible securities outstanding.

Fifty Million (50,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated Series A Preferred Stock (the "Series A Preferred Stock") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth.

Dividends. The Corporation shall not declare, pay or set aside any dividends (for the sake of clarity including any cash distributions) on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.

Deemed Liquidation Events: Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "Requisite Holders") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event: (a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 3.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

** Please see the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F.*

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,144,127.00
  Number of Securities Sold: 1,144,127
  Use of proceeds: R&D
  Date: August 31, 2022
  Offering exemption relied upon: Regulation A+

- **Type of security sold:** Convertible Note
  Final amount sold: $169,800.00
  Use of proceeds: seed investment
  Date: December 20, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $2,930,000.00
  Use of proceeds: seed investments
  Date: August 26, 2022

Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULT OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. The Company's actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2021.

Revenue

Total revenue for the fiscal year 2021 and 2020 was $233,750 and $0, respectively. The following summarizes the Company's major sources of revenue:

3D Printed Structures

Revenue from 3D printed structures for fiscal year 2021 was $62,800 from the completion of two structures located in Missouri and Texas which are offered at a discount while the Company is utilizing its prototype equipment under development. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components.

Training Programs

The Company has developed 3D printing training programs offered in on-demand downloads and live workshop formats. Total revenue from training programs for fiscal year 2021 was $160,950.

During fiscal year 2021, the company completed development and released its first online on-demand course generating revenue of $74,845.

In September 2021, the Company offered its first live workshop on-site at its Company facility which generating revenue of $86,105.

Structural 3D Printers and Mix & Pump Machines

The Company is continuing to focus on further development of its Technologies and equipment for sale and/or lease. In FY2021 and 2020, the Company had not yet generated revenue from this product line.

Operating Expenses

The Company classifies its operating expenses as research and development, payroll and related expenses, professional fees, facilities and maintenance expense and other operating expenses (other general and administrative, travel and entertainment, advertising and depreciation).

Cost of Goods Sold was $182,900 for fiscal year 2021, or 291% of related revenue from 3D printed structures. These costs were high primarily due to transportation and direct expenses incurred at a higher cost on location. Cost advantages were not yet achievable due to the limited projects in fiscal year 2021.

Research and Development increased by $182,926, or 50%, to $552,261 for fiscal year 2021 as compared to $369,335 for fiscal year 2020. The increase in fiscal year 2021 was primarily due to the Company's focus on the continued development of the Technologies. Research and development expenses consist primarily of salaries, materials, tooling, shipping costs, manufacturing costs, and testing costs to design, develop, and test the Technologies. Also included are parts, tools and equipment acquired to produce prototypes for testing.

Payroll and Related Expenses was $217,919 for fiscal year 2021 and $0 for fiscal year 2020. During fiscal year 2021, the Company hired a core staff and anticipates that it will increase these expenses to support to increased product offerings and expansion of production capabilities.

Professional Fees increased by $101,702, or 694%, to $116,366 for fiscal year 2021 as compared to $14,664 for fiscal year 2020 primarily in support of the Company's development and growth.

Facility and Maintenance increased by $108,804, or 1789%, to $114,886 for fiscal year 2021 as compared to $6,082 for fiscal year 2020. During fiscal year 2021, the Company entered into a lease agreement for a manufacturing and warehouse facility. The Company also opened a showroom to support industry and consumer interest and promote the Company's Technologies.

Net Loss from Operating Activities increased by $689,683, or 142%, to $1,174,192 for fiscal year 2021 as compared to $484,509 for fiscal year 2020. During fiscal year 2021 and 2020, the Company was primarily focused on developing its Technologies and training programs. In fiscal year 2021, the Company has made significant improvements in its Technologies, and Management believes that revenues will increase significantly in the future. This belief is based on the fact that the Company has several functional prototypes of many of the Technologies, already used in the production and sale of 3D printed structures, and is ready to bring marketable products to the market upon a successful Offering.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we were providing services at a discounted price for selected customers. Past cash was primarily generated through discounted sales of services and revenues from alternative services such as online courses about the technology and education workshops; Our goal is to generate recurring revenue by leasing out the equipment and exclusively selling the 3D print material for the lessees in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 31, 2022, the Company had cash of approximately $926,000.

Net cash used in operating activities for fiscal year 2021 was $1,268,819, compared to $285,719 for fiscal year 2020. The increase in net cash used in operating activities in fiscal year 2021 compared to fiscal year 2020 is primarily attributable to increased payroll and related expenses, research and development activities, and facility and maintenance expenses.

As of December 31, 2021, the Company had cash of approximately $65,514, total assets of $718,477, a working capital deficit of $103,467 and a stockholders' deficit of $1,658,653. The Company has financed its operations primarily through a combination of SAFE agreements and Convertible Notes Payable.

The Company will have additional capital requirements during fiscal year 2022 to bring its functional prototypes to market.

Therefore, the Company raised additional capital through the sale of its securities from its Regulation A+ Offering Circular (the "Offering"). On December 27, 2021, the Company's received Notice of Qualification from the Securities and Exchange Commission for its initial Offering for a maximum of 35,000,000 shares of its Common

Stock at a price of $1.00 per share, with potential aggregate gross proceeds of $35,000,000. The Company has subsequently issued 1,244,127 shares of common stock with gross proceeds of $1,155,127 under this Offering from December 31, 2021 to August 31, 2022. Gross proceeds are as of 08/31/2022 and do not reflect the final settlement.

Management believes that sales of its 3D printers will commence in 2022, and that with additional financing from private and public offerings of its common stock from its in-process Offering in 2022, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

There can be no assurance that the Company will be successful in acquiring additional funding at levels sufficient to fund its future capital requirements. If the Company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the Company may have to significantly reduce, delay, scale back or discontinue the development of its technologies and patents or discontinue operations completely.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The funds raised from the crowdfunding campaign will be used to further develop its 3D printing technology and expand the Company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $70,000 for expenses related to salaries, lease expenses, and business operation expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to further develop its 3D printing technology and expand the business. As such, the funds will be used for additional headcount, lease expenses, materials to build 3D printers and operations. This would provide funds for the Company to operate in this expanded capacity for 18 months at an estimated monthly burn rate of $270,0000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including institutional fundraising, crowdfunding fundraising (Regulation A+), grants, debt financing, venture debt financing, and standard bank financing. As of Sept 15, 2022, the company has an available line of credit for $80,000 (0$ of the outstanding balance) from Kabbage Funding.

Indebtedness

- **Creditor:** Equipment Loans Payable
  Amount Owed: $31,173.00
  Interest Rate: 7.24%
  Maturity Date: January 09, 2027
  On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. Interest expense paid during the year ended December 31, 2021 and 2020 totaled $2,420 and $437, respectively. As of December 31, 2021 and 2020, respectively, the outstanding principal balance was $31,173 and $36,140, with $5,333 and $4,966 of the total payable recorded as a current liability.

- **Creditor:** Equipment Loans Payable
  Amount Owed: $5,949.00
  Interest Rate: 10.49%
  Maturity Date: November 07, 2025
  On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,125. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the year ended December 31, 2021 and 2020, respectively, totaled $683 and $62. As of December 31, 2021 and 2020, respectively, the outstanding principal balance was $5,949 and $7,132, with $1,311 and $1,183 of the total payable recorded as a current liability.

- **Creditor:** Equipment Loans Payable
  Amount Owed: $96,136.00

Interest Rate: 6.06%
Maturity Date: August 15, 2027
On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the year ended December 31, 2021 totaled $1,984. As of December 31, 2021, the outstanding principal balance was $96,136 with $14,664 of the total payable recorded as a current liability.

Related Party Transactions

- **Name of Entity:** Nikita Cheniuntai
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan receivable from stockholder for $43,000
  Material Terms: On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interests being due and payable on the maturity date. As of December 31, 2021 and 2020, accrued interest of $860 and $325, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

- **Name of Entity:** Nikita Cheniuntai
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan receivable from stockholder $47,000
  Material Terms: On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2021, accrued interest of $906 was paid by the stockholder and is recorded in interest income in the financial statements.

Valuation

Pre-Money Valuation: $133,555,405.00

Valuation Details:

Technology advancement. Apis Cor has invented proprietary state-of-the-art robotic technology featuring mobility, transportability and ease of use. Apis Cor technology is protected by 4 granted patents and several patent applications. Apis Cor technology passed the level of “proof-of-concept” and prototyping and achieved the level of commercial deployment. Apis Cor has gained extensive experience and expertise in emerging technology, robotics, material science, software and construction technologies. This has been achieved by completing construction projects in various states, countries and climate conditions as well as receiving the highest score in NASA’s Centellian Challenge, which set a high bar for robotic solutions, autonomous printing and material performance. All of these add a significant advantage to the company's technology, experience and advancement.

Market. We target one of the largest markets in the world, construction, which is estimated at $16 Trillion worldwide.* Although Apis Cor’s primary focus is on the low-rise residential housing market, more market segments are available for Apis Cor due to the capability of its technology to construct walls structures for buildings of any footprint (sq. footage) and up to 3 floors: commercial and industrial buildings, storages, warehouses, distribution centers, and structures, elements, walls, fences, retaining walls for large-scale industrial infrastructure construction projects.

*https://www.businesswire.com/news/home/20220211005243/en/Global-Construction-Market-Report-2022-A-22873.96-Billion-Market-by-2026---ResearchAndMarkets.com

Traction. Apis Cor has been in constant contact with market players and potential customers to identify the product-market fit and demand. Since October 2021, Apis Cor has validated a strong demand and interest in our technology and has collected 117 non-binding Letters of Intent (LOI) from construction companies in the US who intend to use Apis Cor technology once it is offered to the market. These non-binding LOIs potentially represent $318M of revenue within five years which would then become potential recurring revenue, should all of the companies continue using Apis Cor technology.

In addition, we have collected paid reservations for 3D printed houses ($7,000 per reservation), 3D printers ($3,000 per reservation), and reservations on the waitlist ($200 non-refundable reservation). It shows strong interest from potential customers and the market in general. Considering the level of Apis Cor readiness, this traction can be converted to sales and recurring revenue in the nearest future provided Apis Cor has sufficient capital for scaling and growth.

Investment in construction technologies has shown rapid growth. Investment in the construction technology ecosystem reached a record level of US $4.5 billion in 2021, triple the amount of money invested in 2020, according to information released from Cemex Ventures. According to a McKinsey report, the largest construction industry clusters of use cases include 3-D Printing, modularization and robotics. The same report shows that venture capital investment growth in construction tech has far outpaced the overall venture capital space.

https://www.mckinsey.com/industries/private-equity-and-principal-investors/our-insights/rise-of-the-platform-era-the-next-chapter-in-construction-technology https://www.constructiontechnology.media/news/investment-in-construction-tech-hits-record-levels/8016696.article

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we were providing services at a discounted price for a limited number of selected customers. Past cash was primarily generated through discounted sales of construction 3D printing services and revenues from alternative services (Online courses and workshops).

In sum, our valuation is based on the following factors:

1) The advanced status of the technology and technological differentiators compared to competitors who have raised capital with a higher valuation. We have passed the proof-of-concept stage, completed extensive R&D and are now in the stage of product improvement and deploying the product in the market.

2) The size of the market that we are targeting and our ability to take larger market shares and more applications than our competitors.

3) The company's Intellectual property. (4 granted patents)

4) The investment climate in the construction 3D printing industry: companies with less technological advancement, being in the early stage, and not having stable revenue raised funds of about $2bn valuation,* and a $50m valuation for a similar company at an earlier stage.**

5) There is a strong, validated demand for our product from potential customers.T he purpose of this fundraising round is to meet the high demand by expanding our team and building additional printers.

6) We have raised funds under RegA+. The price per share is $1, proving that investors value our stock for this price which is why we use it to calculate the valuation.

The total number of shares outstanding on a fully diluted basis, 133,555,405 shares, includes 100,208,173 shares of Common Stock and 33,347,232 shares of Preferred Stock.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The Company set its valuation internally, without a formal-third party independent evaluation.

** https://techcrunch.com/2022/02/18/icon-raises-185m-in-tiger-global-led-round-at-a-2b-valuation-to-build-more-homes-with-its-3d-printing-technology/)*

*** https://techcrunch.com/2022/03/11/diamond-age-series-a/*

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  30.0%
  headcount expansion: manufacturing and engineering, printer operators, administrative.

- *Materials to build 3D printers*
  25.0%
  materials and parts to build 5 Structural 3D Printers and Mixers

- *CAPEX and trucks*
  15.0%
  manufacturing equipment and machinery e.g. CNC machinery, tools, and equipment; bulk trucks and semi trucks for 3D print material delivery;

- *Operations*
  5.0%
  space leasing, utilities, licenses, administrative expenses.

- *Marketing*
  19.5%
  marketing and advertising for Offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://apiscor.com/ (apiscor.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/apiscor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Apis Cor Inc.

[See attached]

Financial Statements and Independent Auditor's Report

Apis Cor Inc.

December 31, 2021 and 2020

Note B – Significant Account Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit. The Company deposits cash and cash equivalents with financial institutions which management believes is of high credit quality. At December 31, 2021 and 2020, there were no cash equivalents.

Accounts Receivable

Accounts receivable are customer obligations due under normal trade terms. Management reviews accounts receivable on a regular basis to determine collectability. Balances that are determined to be uncollectible are written off to the allowance for doubtful accounts. As of December 31, 2021, management determined that no allowance for doubtful accounts was needed.

Deferred Offering Costs

Deferred offering costs represent amounts paid for legal, consulting, and other offering expenses in conjunction with the in-process Offering Circular. These costs are recognized as an offset against the proceeds upon consummation of the offering. As of December 31, 2021 and 2020, the Company has deferred approximately $107,000 and $0, respectively, related to the Company's Offering Circular of its common stock.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. Betterments and renewals are capitalized. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations. The straight-line method of depreciation is used over the following estimated useful lives:

Production equipment	8-15 years
Vehicles and trailers	8-10 years
Computers and equipment	5 years
Furniture & fixtures	7 years
Leasehold improvements	Life of lease

Additions and improvements are capitalized, while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Gains and losses from the disposition of assets are recorded in the year of disposition.

Customer Deposits

Customer deposits are recorded when payments from customers are received for future sales or services and are recognized as revenue on the date of the completion of the building workshop or training program or delivery of equipment. As of December 31, 2021 and 2020, customer deposits totaled approximately $40,000 and $171,000, respectively.

Revenue Recognition

All revenues from exchange transactions are recorded in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation at a point in time or over time.

Note B – Significant Account Policies (continued)

The Company's revenues are currently generated from 3D printed structures, on-demand training courses and live workshops. These services predominantly contain a single performance obligation, and revenue for such sales is recognized when the customer obtains control, which is typically when the product is delivered or the service is provided to the customer. Management has determined that there are no significant variable considerations.

The following summarizes the Company's major revenue sources:

3D Printed Structures

3D printed structure revenue is generated from single projects. These projects provide 3D printed interior and exterior walls and could include any number of additional services including site preparation, insulation, roofing, HVAC and other mechanical components. The projects are scoped using a combination of variable and hourly expenses and fixed fee services. The revenue is typically earned upon completion and the customer takes control of the structure.

Training Program Sales

The Company has developed 3D printing training programs offered in on-demand download and live workshop formats. Revenue from the sale of these programs is recognized when the customer obtains control, which is typically when payment is made and download is available to the customer.

Payment terms and conditions vary, although terms generally include a requirement of payment at the time of the sale or performance of the service and are typically due within 30 days. Payments received in advance and not earned are included in customer deposits and recognized in the period in which it is earned. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. All revenue is earned in the United States.

Research and Development

Research is planned search or critical investigation aimed at discovery of new knowledge with the hope that such knowledge will be useful in developing a new product or service (hereinafter "product") or a new process or technique (hereinafter "process") or in bringing about a significant improvement to an existing product or process. Development is the translation of research findings or other knowledge into a plan or design for a new product or process or for a significant improvement to an existing product or process whether intended for sale or use. It includes the conceptual formulation, design, and testing of product alternatives, construction of prototypes, and operation of pilot plants. It does not include routine or periodic alterations to existing products, production lines, manufacturing processes, and other on-going operations even though those alterations may represent improvements and it does not include market research or market testing activities.

Per ASC 730, *Research and Development*, the Company expenses research and development cost as incurred. Research and development costs for the year ended December 31, 2021 and 2020, was approximately $552,000 and $369,000, respectively.

Advertising

Advertising costs are expensed when incurred. During the year ended December 31, 2021 and 2020, advertising related expenses were approximately $45,000 and $1,000, respectively.

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable deductible amounts in the future based on enacted

Note B – Significant Account Policies (continued)

tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's income tax returns are subject to review and examination by federal and state authorities in accordance with prescribed statutes. When accrued, interest and penalties related to unpaid taxes are included in income tax expense.

The Company adopted the income tax standard for uncertain tax positions. As a result of this implementation, the Company evaluated its tax positions and determined that it has no uncertain tax positions as of December 31, 2021 and 2020, respectively. The Company's 2021 and 2020 tax years are open for examination for federal and state taxing authorities.

Offering Circular

On December 27, 2021, the Company received Notice of Qualification from the Securities and Exchange Commission to proceed with the public offering of its securities (the "Offering"). The Offering permits the Company to offer and sell 35,000,000 shares of common stock at a price of $1.00 per share, or $35,000,000 in total, to accredited investors. All shares are exempt from registrations contained in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. There are no underwriting fees associated with this offering. There is presently no public market for the Company's securities and the Company has engaged a fully regulated broker-dealer at a 3% commission of all sales.

Note C – Liquidity

The accompanying financial statements are prepared assuming the Company will continue as a going concern. At December 31, 2021, the Company had an accumulated deficit of approximately $1,659,000. The net cash used in operating activities for the years ended December 31, 2021 totaled approximately $1,269,000.

Management believes that sales of its 3D printers will commence in 2022, and that with additional financing from private and public offerings of its common stock from its in-process Offering Circular in 2022, the Company will have sufficient funds to continue operations for at least twelve months from the date of this report.

Note D – Property and Equipment

Property and equipment consists of the following as of December 31:

	2021	2020
Production equipment	$ 275,180	$ 22,330
Vehicles and trailers	85,089	85,089
Computers and equipment	15,282	-
Furniture & fixtures	6,717	-
Leasehold improvements	7,704	-
Total property and equipment	389,972	107,419
Less: accumulated depreciation	(25,553)	(1,738)
Property and equipment, net	$ 364,419	$ 105,681

Note D – Property and Equipment (continued)

For the year ended December 31, 2021 and 2020, respectively, total depreciation expense was approximately $24,000 and $2,000. At December 31, 2021 and 2020, there was approximately $0 and $46,000, respectively, in property and equipment that had not yet been placed in service.

Note E - Loans Receivable from Stockholder

On January 3, 2020, the Company entered into an unsecured promissory note with a stockholder for $43,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2021 and 2020, accrued interest of $860 and $325, respectively, was paid by the stockholder and is recorded in interest income in the financial statements.

On January 13, 2021, the Company entered into an unsecured promissory note with a stockholder for $47,000, with interest at 2% per annum. The note matures on the third anniversary of the effective date, with the principal balance outstanding plus accrued but unpaid interest being due and payable on the maturity date. As of December 31, 2021, accrued interest of $906 was paid by the stockholder and is recorded in interest income in the financial statements.

Note F – Equipment Loans Payable

On September 28, 2020, the Company purchased equipment and entered into a loan in the amount of $36,933. This loan has a 75-month term with an interest rate of 7.24% and a monthly payment of $615. Interest expense paid during the year ended December 31, 2021 and 2020 totaled $2,420 and $437, respectively. As of December 31, 2021 and 2020, respectively, the outstanding principal balance was $31,173 and $36,140, with $5,333 and $4,966 of the total payable recorded as a current liability.

On November 4, 2020, the Company purchased equipment and entered into a loan in the amount of $7,125. This loan has a 60-month term with an interest rate of 10.49% and a monthly payment of $155. Interest expense paid during the year ended December 31, 2021 and 2020, respectively, totaled $683 and $62. As of December 31, 2021 and 2020, respectively, the outstanding principal balance was $5,949 and $7,132, with $1,311 and $1,183 of the total payable recorded as a current liability.

On July 29, 2021, the Company purchased equipment and entered into a loan in the amount of $98,500. This loan has a 72-month term with an interest rate of 6.06%. The first two monthly payments were $500 each with the following 70 monthly payments of $1,674. Interest expense paid during the year ended December 31, 2021 totaled $1,984. As of December 31, 2021, the outstanding principal balance was $96,136 with $14,664 of the total payable recorded as a current liability.

The aggregate future maturities of notes payable are as follows as of December 31, 2021:

Years Ending December 31,	Amount
2022	$ 21,308
2023	22,757
2024	24,308
2025	25,756
2026	25,764
Thereafter	13,366
	$ 133,259

Note G – SAFE Liabilities

During 2021 and 2020, the Company offered their investors a Simple Agreement for Future Equity ("SAFE") contract, which allowed an investor to make an upfront payment for the right to future Standard or SAFE Preferred Shares issued in the next equity financing round at a discount of 0% to 85%. Upon conversion, these shareholders would have the same rights as any other preferred shareholders, if any. The key events that will cause conversion of these agreements into future equity include:

Equity Financing: If there is an equity financing before the termination of this SAFE, on the initial closing of such equity financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the purchase amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE price.

Liquidity Event: If there is a liquidity event before the expiration or termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth below) to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount or (ii) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price. If any of the Company's security holders are given a choice as to the form and amount of proceeds to be received in a liquidity event, the investor will be given the same choice, provided that the investor may not choose to receive a form of consideration that the investor would be ineligible to receive as a result of the investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

Dissolution Event: If there is a dissolution event before the termination of this SAFE, the investor will automatically be entitled (subject to the liquidation priority) to receive a portion of proceeds equal to the purchase amount, due and payable to the investor immediately prior to the consummation of the dissolution event.

Liquidation Priority: In a liquidity event or dissolution event, this SAFE is intended to operate like standard non-participating Preferred Stock. The investor's right to receive its purchase amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into common stock);

(ii) On par with payments for other SAFEs and/or preferred stock, and if the applicable proceeds are insufficient to permit full payments to the investor and such other SAFEs and/or preferred stock, the applicable proceeds will be distributed pro rata to the investor and such other SAFEs and/or preferred stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for common stock.

The investor's right to receive his or her conversion amount is (a) on par with payments for common stock and other SAFEs and/or preferred stock who are also receiving conversion amounts or proceeds on a similar as-converted to common stock basis, and (b) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are proceeds or similar liquidation preferences).

Note G – SAFE Liabilities (continued)

Termination: This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of common stock to the investor pursuant to the automatic conversion of this SAFE under an equity financing; or (ii) the payment, or setting aside for payment, of amounts due the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021 and 2020, respectively, the Company had raised $1,930,000 and $290,000 through these SAFE contracts. These are reflected as liabilities in the accompanying balance sheets.

Note H – Convertible Notes Payable

Convertible notes consists of the following as of December 31:

	2021	2020
Convertible notes payable	$ 169,800	$ 169,800
Accrued interest	4,604	1,263
	174,404	171,063
Less: current portion	(174,404)	(50,691)
Non-current portion	$ -	$ 120,422

During 2020, the Company offered their investors a series of 18-month 2% convertible promissory notes, (collectively, the "Notes"). Upon conversion, these shareholders would have the same rights as the current preferred shareholders. The key events that will cause conversion of these agreements into future equity at any time between the date hereof and the respective maturity dates include:

Qualified Financing: If there is a qualified financing prior to a change in control or payment in full of these Notes, all principal together with all accrued but unpaid interest under these Notes shall automatically convert into shares of the Company's preferred stock at the lesser of (i) a range of 80% to 85%, as defined in each individual Note, of the price per share paid by the purchasers for cash of the largest number of equity securities in the qualified financing, or (ii) the price obtained by dividing the target valuation by the Company's fully-diluted outstanding capitalization (including these Notes and other convertible securities issued by the Company, including but not limited to: (a) SAFE contracts; (b) convertible promissory notes and other convertible debt instruments; and (c) convertible securities that have the right to convert into shares of common stock) immediately prior to the qualified financing (the "Conversion Price"). The total number of shares of stock that the holder shall be entitled to upon conversion of these Notes shall be equal to the number obtained by dividing (i) all principal and accrued but unpaid interest under such Note by (ii) the Conversion Price (the "Total Number of Shares").

Optional Conversion: In the event that neither a qualified financing nor payment in full of these Notes has occurred on or before the maturity date, the principal and accrued but unpaid interest under the Notes shall, at the option of the holders of a majority of the principal of the outstanding Company Notes ("Majority Noteholders"), automatically convert into shares of the Company's preferred stock at a price per share agreed by the Company and the Majority Noteholders, which price per share shall not be less than a price obtained by dividing the target valuation by the Company's fully-diluted capitalization (assuming the conversion and exercise of all convertible and exercisable securities of the Company then outstanding). The total number of shares of capital stock issued to the holder, if any, shall be referred to as the "Non-Qualified Financing Conversion Shares".

Note H – Convertible Notes Payable (continued)

Change in Control: In the event of a change of control prior to the qualified financing, optional conversion or payment in full of the Notes, in connection with such change of control, at the option of the holder, either (i) the holder shall receive a payment equal to the accrued but unpaid interest on the Notes plus 1.5x the principal of the Notes, or (ii) the Notes shall convert into shares of preferred stock of the Company at a price obtained by dividing the target valuation by the Company's fully-diluted outstanding capitalization (excluding the shares issuable upon conversion of the Notes) immediately prior to the change of control.

As of December 31, 2020, the Company had raised $160,000 through these convertible notes with maturity dates ranging from November 11, 2021 to June 20, 2022. During the fiscal year ended December 31, 2020, the Company also issued $9,800 in convertible notes payable for research and development services. Interest expense accrued at December 31, 2021 and 2020, respectively was $3,341 and $1,263. During the fiscal year ended December 31, 2021 all notes had reached maturity and the holders had not exercised the optional conversion feature. Since the next qualified equity issuance is contingent on factors not controllable by the Company the beneficial conversion feature is not recognized until that contingency is resolved.

Note I – Stockholder's Deficit

On September 15, 2021, the Company executed an Amended and Restated Certificate of Incorporations which, among other things, authorized the issuance 100,000,000 shares of preferred stock with a par value of $0.00001 per share with 50,000,000 designated to Series A Preferred Stock. Such designation, rights and preferences may be determined from time-to-time by the Company's board of director and authority is expressly vested in the board of directors, to authorize the issuance of one or more series of preferred stock. All 100,000,000 shares remained unissued as of December 31, 2021.

Additionally, pursuant to the Amended and Restated Certificate of Incorporation, the Company increased the number of authorized common stock to 400,000,000 shares available for issuance on the same terms and at the same price as the initial authorization and effected a 12.0899429354-for-1 stock split of the issued common stock. Immediately following this stock split 7,052,466 shares were redeemed for par value to be held as treasury stock until duly issued by the Company.

Note J – Stock Option Plan

In September 2021, the Company established the 2021 Equity Ownership Plan (the "2021 Plan"). The purpose of the plan is to attract and retain the services of selected employees, officers, managers, advisors and other key contributors to the Company and believes that the 2021 Plan will encourage the participants to contribute materially to the Company's growth, thereby benefiting its shareholders, and will align the economic interests of the participants with those of the shareholders. The maximum number of shares that may be the subject of awards under the 2021 Plan shall be equal to ten percent (10%) of the outstanding capital stock of the Company, on a fully converted basis.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatility has been estimated based on the historical volatility of an industry sector index. The expected life of options granted is derived from the termination date related to the option. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Note J – Stock Option Plan (continued)

The following assumptions were used to determine the fair value of the stock options for the year ended December 31:

	2021
Estimated fair value of underlying stock at grant date	$0.00001
Exercise price	$0.00001
Expected life	10 years
Risk-free interest rates	1.52%-1.61%
Volatility	0%

Total stock-based compensation charged to operations for option-based arrangements amounted to approximately $19 for the year ended December 31, 2021. At December 31, 2021, there was approximately $50 of unrecognized stock-based compensation expense.

A summary of the status of the Company's outstanding stock options as of December 31, 2021 and changes during 2021 are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2020	-	$ -
Granted	6,049,173	0.08328
Exercised	-	-
Forfeited	(906,747)	(0.55556)
Outstanding at December 31, 2021	5,142,426	0.00001

A summary of the status of the Company's outstanding stock options as of December 31, 2021 is as follows:

Exercise Price	Shares	Contractual Life (Days)
$0.00001	5,142,426	3,561

Note K – Income Taxes

No provision or benefit for federal or state income taxes has been reflected for the years ended December 31, 2021 and 2020, respectively, since the Company reported losses and has established a valuation allowance against the total net deferred tax asset.

Note K – Income Taxes (continued)

Significant components of the Company's net deferred tax assets are as follows as of December 31:

	2021	2020
Net operating loss carry forward	$ 438,849	$ 137,613
Property and equipment	(99,559)	(14,979)
Valluation allowance	(339,290)	(122,634)
Net deferred tax asset	$ -	$ -

At December 31, 2021 and 2020, the Company had federal net operating loss carryforwards of approximately $1,618,000 and $543,000, respectively. The federal net operating loss may be carried forward indefinitely but are limited to 80% of the taxable income in any one tax period. The utilization of the net operating loss carryforwards may be limited in the case of certain events including significant changes in ownership interests. The Company's federal and state blended tax rate was 27.32% for the years ended December 31, 2021 and 2020, respectively.

The entire balance of the deferred tax asset has been offset by a valuation allowance since there may be limitations on the amount of net operating loss carryforwards which can be used in future years, and utilization of net operating loss carryforwards cannot be sufficiently assured at December 31, 2021 and 2020.

Note L – Commitments and Contingencies

Operating Leases

On April 1, 2021, the Company entered into a 36-month operating lease agreement for manufacturing space expiring in April 2024. Monthly payments consist of a fixed base rent and a pro rata share of common area maintenance charges which may be adjusted for the landlords operating costs at the beginning of each calendar year each. The Company has also entered into various month-to-month operating lease agreements for showroom, office and storage space. Total rent expense for all leases was approximately $63,000 and $6,000 for the years ended December 31, 2021 and 2020, respectively.

Future minimum lease payments as of December 31, 2021 are as follows:

Future minimum lease payments Year Ended December 31,	Total
2022	$ 102,854
2023	91,766
2024	30,887
Total minimum lease payments	$ 225,507

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an

Note L – Commitments and Contingencies (continued)

exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

COVID-19

Management has concluded that the COVID-19 outbreak in 2021 and 2020 may have a significant impact on business in general, but the potential impact on the Company is not currently measurable. Due to the level of risk this virus has had on the global economy, it is at least reasonably possible that it could have an impact on the operations of the Company in the near term that could materially impact the Company's financials. Management has not been able to measure the potential financial impact on the Company but will review commercial and federal financing options should the need arise.

Note M – Subsequent Events

Subsequent to the date of the balance sheet, the Company issued an additional 515,201 shares of common stock at a purchase price of $1 per share.

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 27, 2022, the date the financial statements were available for issuance, and determined that the following items required disclosure.

Apis Cor Inc.

Table of Contents

Independent Auditor's Report 1-2

Balance Sheets 3

Statements of Operations 4

Statements of Stockholders' Deficit 5

Statements of Cash Flows 6

Notes to Financial Statements 7-17

ASSURANCE DIMENSIONS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of Apis Cor Inc.

Opinion

We have audited the accompanying financial statements of Apis Cor Inc. (the "Company"), which comprise of the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("U.S. GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the financial statements, the Company has incurred net losses of approximately $1,174,000 for the year ended December 31, 2021. At December 31, 2021, the Company had an accumulated deficit of approximately $1,659,000. The net cash used in operating activities for the year ended December 31, 2021 totaled approximately $1,269,000. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note C. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Jacksonville, Florida
April 27, 2022

Apis Cor Inc.
Balance Sheets
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current assets		
Cash	$ 65,514	$ 61,755
Accounts receivable	37,525	-
Prepaid expenses	15,410	2,731
Due from stockholder	5,839	-
Deferred offering costs	107,424	-
Total current assets	231,712	64,486
Non-current assets		
Property and equipment, net	364,419	105,681
Loans receivable from stockholder	90,000	43,000
Equipment deposit	10,000	-
Security deposits	22,346	-
Total assets	$ 718,477	$ 213,167
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities		
Current liabilities		
Accounts payable and accrued expenses	$ 99,448	$ 18,000
Customer deposits	40,019	170,719
Due to stockholders	-	4,522
Equipment loans payable	21,308	6,149
Convertible notes payable and accrued interest	174,404	50,641
Total current liabilities	335,179	250,031
Long-term liabilities		
Equipment loans payable, non-current	111,951	37,123
SAFE liabilities	1,930,000	290,000
Convertible notes payable and accrued interest, non-current	-	120,422
Total liabilities	2,377,130	697,576
Stockholders' deficit		
Preferred stock, $0.00001 par value, 100,000,000 authorized, 0 shares issued and oustanding	-	-
Common stock, $0.00001 par value, 400,000,000 authorized, 100,749,520 shares issued, and 93,697,054 and 100,749,520 shares outstanding, respectively	100	100
Additonal paid-in capital	19	-
Treasury stock, 7,052,466 shares, at cost	(71)	-
Accumulated deficit	(1,658,701)	(484,509)
Total stockholders' deficit	(1,658,653)	(484,409)
Total liabilities and stockholders' deficit	$ 718,477	$ 213,167

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.
Statements of Operations
For the Years Ended December 31, 2021 and 2020

	2021	2020
REVENUE		
Training programs	$ 160,950	$ -
3D building printing	62,800	-
Total revenue	223,750	-
COST OF GOODS SOLD		
Materials and supplies	73,703	-
Labor and outside services	48,915	-
Other direct expenses	60,282	-
Total cost of goods sold	182,900	-
GROSS PROFIT	40,850	-
OPERATING EXPENSES		
Research and development	552,261	369,335
Payroll and related expenses	217,919	-
Professional fees	116,366	14,664
Facility and maintenance expense	114,886	6,082
Other general and administrative	89,679	78,434
Travel and entertainment	47,979	11,351
Advertising	44,698	1,368
Depreciation	23,815	1,738
Total operating expenses	1,207,603	482,972
LOSS FROM OPERATIONS	(1,166,753)	(482,972)
OTHER INCOME (EXPENSES)		
Interest expense	(9,206)	(1,862)
Interest income	1,767	325
NET LOSS	$ (1,174,192)	$ (484,509)

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.
Statements of Stockholders' Deficit
For the Years Ended December 31, 2021 and 2020

	Preferred Stock		Common Stock		Additonal paid-in	Treasury Stock		Accumulated	
	Shares	Amount	Shares	Amount	capital	Shares	Amount	Deficit	Total
January 1, 2020	-	$ -	-	$ -	$ -	-	$ -	$ -	$ -
Issuance of common stock	-	-	-	100	-	-	-	-	100
Net loss	-	-	-	-	-	-	-	(484,509)	(484,509)
December 31, 2020	-	-	-	100	-	-	-	(484,509)	(484,409)
Stock-based compensation	-	-	-	-	19	-	-	-	19
Treasury stock purchases	-	-	-	-	-	7,052,466	(71)	-	(71)
Net loss	-	-	-	-	-	-	-	(1,174,192)	(1,174,192)
December 31, 2021	-	$ -	-	$ 100	$ 19		$ (71)	$ (1,658,701)	$ (1,658,653)

The accompanying notes are an integral part of these financial statements.

Apis Cor Inc.

Statements of Cash Flows
For the Years Ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities:		
Net loss	$ (1,174,192)	$ (484,509)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation	23,815	1,738
Services received in exchange for convertible notes payable	-	9,800
Accrued interest on convertible notes payable	3,341	1,262
Stock-based compensation	19	-
Changes in working capital components:		
Accounts receivable	(37,525)	-
Prepaid expenses	(12,679)	(2,730)
Security deposits	(22,346)	-
Accounts payable and accrued expenses	81,448	18,000
Customer deposits	(130,700)	170,720
Net cash used by operating activities	(1,268,819)	(285,719)
Cash flows from investing activities:		
Purchases of property and equipment	(282,553)	(107,419)
Equipment deposit	(10,000)	-
Net cash used by investing activities	(292,553)	(107,419)
Cash flows from financing activities:		
Proceeds from equipment loans payable	98,500	44,158
Repayments on equipment loans payable	(8,513)	(887)
Proceeds from issuance of SAFE liabilities	1,640,000	290,000
Proceeds from issuance of convertible notes payable	-	160,000
Net loans to and repayments from stockholders	(57,361)	(38,478)
Proceeds from issuance of common stock	-	100
Purchase of treasury stock	(71)	-
Payments of deferred offering costs	(107,424)	-
Net cash provided by financing activities	1,565,131	454,893
Net change in cash	3,759	61,755
Cash, beginning of year	61,755	-
Cash, end of period	$ 65,514	$ 61,755
Supplemental and non-cash disclosures		
Cash paid for interest	$ 4,744	$ -

The accompanying notes are an integral part of these financial statements.

Note A – Nature of Business and Organization

Apis Cor Inc. (the "Company") is a privately-held entity organized in December 2019 in the state of Delaware and began operations in January 2020. The Company is a developer of on-site circular mobile 3D printers built for the construction industry. The Company offers a robotics arm that distributes a concrete mortar to create the desired shape of a building, with the intention of enabling clients to reduce the costs of building. The Company has created several prototype 3D printers and has already printed several developmental structures in addition to development of on-demand 3D printing training courses and live workshop offerings. As of the date of the audit opinion, the Company had not yet sold any 3D printing equipment which is still in prototype stage.

Note B – Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Accounting standards promulgated by the Financial Accounting Standards Board ("FASB") are subject to change. Changes in such standards may have an impact on the Company's future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its financial statements.

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This guidance amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheet. It also makes targeted changes to lessor accounting, including a change to the treatment of initial direct leasing costs, which no longer considers fixed internal leasing salaries as capitalizable costs. Under ASU 2020-05, ASU 2016-02 is effective for years beginning on or after December 15, 2021. Management is evaluating the impact of this ASU on the Company's financial reporting.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from U.S. GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021. Management is evaluating the impact of this ASU on the Company's financial reporting.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Apis Cor

Construction with robotic precision


A BETTER APPROACH
TO 3-D PRINTING
BUILDINGS

Website | Melbourne, FL | BUSINESS TO BUSINESS | MANUFACTURING

$0.00 raised

0 Investors	$134M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

As a construction technology company, we are developing technology to build low-rise buildings all robotically. Using precision through concrete 3D printing technology, we believe we can build concrete, durable houses within 2-3 months and within a week in the future, allowing homebuilders to expand their construction output while reducing costs. Currently in the market, we've already deployed our technology in Dubai, Boca Chica TX, and Missouri, with more locations on the way.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We are an award-winning company that believes we can build walls of standard single-family houses within 60 hours (which is one week) compared to 5-8 weeks of traditional construction for walls alone. This will allow us to build finished houses within 2-3 months compared to 7-12 months that it takes currently with traditional construction.*
- We are tackling the construction market, which is $16 trillion and keeps growing. Plus the construction 3D printing market is going to hit $40 Billion by 2027.**
- The world needs to build more than two billion new homes over the next 80 years. Our goal by 2027 is to have 400 printers in operation by construction companies.*** This amount of printers can deliver at least 20,000 houses annually. Our goal is to grow exponentially to significantly increase annual construction output using our technology worldwide.

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*(*source*, *source*)*

***(*source*, *source*)*

****(*source*)*

OVERVIEW

We print 3-D buildings aimed to make housing more accessible

At Apis Cor, we are rethinking and improving the construction process.

We believe housing should be built better, and faster. That's why we use automation to expand the construction industry, utilizing robotic construction technologies to increase productivity to reach this goal.




OUR MISSION
Apis Cor's mission is to rethink & improve the constuction process.

Overall, we believe we equip homebuilders with the right tools and technology to revolutionize housing.


OUR VISION
build one home per week
cement-free 3D print materials
autonomous construction beyond earth

THE PROBLEM & OUR SOLUTION

There is a shortage of about 5 million homes in the US, and we think our 3D printing targets this issue

We not only don't have **enough human labor to meet the housing demand**, but there is also a **material shortage.** (source) Additionally, the average American, having an annual salary of $54,000, cannot afford a house of $478,000. (source)


IT IS TOO EXPENSIVE & TIME CONSUMING TO BUILD DURABLE HOMES
~7 months to build a single-family home
~80% of builders can't find workers
the avg home price is 8X the avg salary

Source: Realtor.com, AGC, St. Louis Fed, Bureau of Labor Statistics

To us, homes should be **accessible, affordable, and durable**, so it's time to introduce automation to the construction industry. Apis Cor's robotic technology aims to increase productivity, and build faster and more affordably without compromising quality.


~3X FASTER CONSTRUCTION AND UP TO 30% REDUCED COSTS*
less reliance on inaccessable skilled laborers
allows for greater design freedom
consistent, better quality builds with machine accuracy

**Reduced costs are based on internal projections and research*

Our 3D printed houses are hurricane and earthquake-resistant, built in compliance with international building codes, and **we project that a finished house can be up to 30% more affordable than a traditionally built house.**

To achieve this, we lease out the printers to construction companies and exclusively sell our 3D print material as a B2B. The targeted monthly lease of the equipment is $9,000, the material price is $7 per sq.ft of the wall which is about $8,400 for a single-family house of 1,200 sq.ft.

We project that a subcontractor using our technology may be able to 3D print walls of four houses, totaling to 1,200 sq.ft each per month. This may result in profits of approximately $13,500/month.

Because of this, developers and homebuilders may be able to increase their annual construction output to meet the growing demand for new homes and increase inventory in the market.

With over **300,000 unfilled positions in the construction industry**, Apis Cor represents an opportunity to combat the U.S. housing crisis without relying on the **limited pool of available human labor.** (source) Moreover, due to ease of use, the deployment and transportation of our robots **can be managed by most people of any skill level**. We believe this may attract more people into the construction industry, especially younger generations.

And although Apis Cor's primary focus is on the low-rising residential housing market, there are more market segments are available to tackle due to the capability of our technology to construct wall structures of a building of almost any footprint (sq. footage) and up to 3 floors. This could include commercial and industrial buildings, storage, warehouses, distribution centers and structures, elements, walls, fences, and retaining walls for large-scale industrial infrastructure construction projects

THE MARKET & OUR TRACTION

We're tackling the construction market, which is $16 trillion and growing

The construction 3D printing market is also expected to hit $40 billion by 2027. (source)

Apis Cor's primary addressable market is low-rising residential construction including affordable housing and both high-end and average-priced new residential single-family houses. The global market for the residential building construction industry is estimated to reach **$6.8 billion by 2022**, growing at a CAGR of 10.3%. (source)



MARKET SNAPSHOT
876,000
single-family units under construction in the US in 2018
468,000
single-family units in the southern United States
178,619
general contractors building single-family homes
200
homebuilders producing ~ 493,039 houses annually

Source: Statista, SIC Code, Builder Online, Builder Online

When it comes to our competition, we think their 3D equipment is huge and bulky, which limits the size of the 3D-printed buildings they may produce. Only our robots feature compact dimensions, which we believe can work for any size building. Our robots are also easy to transport, making deployment costs almost to zero, according to our research.

Our proven technology is already taking us far, here's how:



4 PATENTS
issued to date
117 LOIS
with construction companies who all together averagely build 4,000+ houses annually
183 INQUIRIES
to reserve Apis Cor's 3D printers received since December 2021 (USA)

- Our advanced material was successfully used in different climate zones - Dubai, Boca Chica TX, Missouri, all buildings were constructed in accordance with International building codes and we recently received state-level approval in Montana as well. (source, source)
- We 3D printed the largest building on Earth in Dubai, which is the official Guinness Record (source)
- Our 3D printed walls are structurally identical to concrete block walls incorporating the same structural reinforcement. We have tested the material and walls in thrid-party, independent labs at the University of Connecticut and Briggs Engineering (Boston, MA)(source)


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Code: MW-RL
Client IP: 35.232.144.59

**Footage from our Dubai build*

- In collaboration with New York-based architecture company SEArch+, our Apis Cor was among the finalist of all levels we participated in during NASA's "3D printed Habitat Challenge." The total monetary reward for our team was $213,677.31 (source, source)
- We have raised $1,155,127 on our Reg A+ as of September 1st 2022
- We have 117 LOIs from construction companies in the USA



WHY INVEST

Get on board with Apis Cor as we aim to disrupt the construction industry

Based on our momentum, we think much of the industry will switch to robotic or automated builders in the next 10 years. Our goal by 2027 is to have 400 printers in operation by construction companies. We believe this amount of printers may deliver at least 20,000 houses annually.

On the horizon:

- Expected upcoming contracts lease 3D printers by a home builder Cured Homes based in Alabama for construction of 100 homes within 2023-2025 as well as for additional potential construction of 1,000 homes in Southeast Region of the USA.
- Received 183 inquiries to reserve Apis Cor's 3D houses and 3D printers, as of December 2021 (USA)
- Planning to aid in construction projects of affordable housing in New Orleans, LA with VPG Enterprise (MOU), slated for 2023 (source)
- Cooperation with Eden Village to develop and 3D print low-cost tiny houses. Eden Village is a 31–unit tiny home community specifically designed to provide life-long, permanent homes for chronically homeless individuals in Wilmington, North Carolina. (MOU) planned for 2023 (source)
- Cooperation with Habitat for Humanity of Brevard County, Florida, planned for 2023
- Cooperation for affordable housing with Miami-Dade-based non-profit company SMASH which advocates for affordable housing (MOU), planned for 2023



The world needs to build **more than two billion new homes over the next 80 years** (source) and we think we have the technology and adaptability to do it. Invest in Apis Cor today.

December 2016



Proof of Concept

World's first on-site 3D printed house.

2018-2019

NASA's Centennial Challenge

Apis Cor received the Top awards at in NASA's 3D Printed Habitat Challenge to advance the construction technology needed to create sustainable housing solutions for Earth and beyond

December 2019



Guiness World Record

Apis Cor's delivered a 2-story administrative building for Dubai Municipality.

2020

Alchemist Accelerator and At One Ventures invested

Apis Cor got backed by Premier Startup Accelerator and an early-stage VC firm founded by executives of GoogleX and BASF.

2021



2 new houses 3D printed in the USA

Apis Cor 3D printed a private project of a residential house in Missouri, USA and a commercial building in Boca Chica, TX.

August 2022



State-level approval in Montana

Apis Cor's 3D walls got approved in Montana.

September 2022

Launched on StartEngine

Now YOU can own a part of our company!

2023



Dozen of houses 3D printed across the USA

Apis Cor anticipates 3D print about 12 houses with its early adopters across the USA.

2024



Scaling and Introducing cement-free 3D print materials

Introducing cement-free concretes.

2027



400 3D printers in operation

Apis Cor anticipates to have 400 3D printers in operation through its customers which can total 20,000+ homes 3D printed annually.

2032



1,000+ 3D printers and Construction in Space

Apis Cor anticipates having 1,000 3D printers in operation and expanding to Construction in Space.

In the Press

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Meet Our Team



Anna Cheniuntai

Co-founder, CEO and Director

Anna Cheniuntai is the Chief Executive Officer of Apis Cor. After earning her bachelor's degree in Space Physics in 2014, Anna pursued a career in scientific research to entrepreneurship. She joined construction and industrial machinery manufacturing ventures pursued by Nikita Cheniuntai. Working alongside Nikita, Anna had successfully managed a $5M worth project to construct and deploy the ground navigation system around the infrastructure of the Olympic Games, 2014.

Awards and Memberships:

- TEDx Speaker

- Forbes Business Council - Official Member.

- Alumni of Alchemist Accelerator - 2020

-Autodesk Technology Center in Boston - Resident

- United States's 101 Most Impressive & Successful CEO's in the 3D Printing Space (Boardroom Media)

- The National Small Business Association Leadership Council and Technology Council - Official Member



Nikita Cheniuntai

Founder, Director and CTO

Education and Experience

Nikita Cheniuntai is an inventor, engineer, and entrepreneur with extensive experience in robotics and construction. His first company specialized in the manufacturing of industrial CNC machines and composite materials used for construction. After this position, Nikita founded a construction company. In 2014, Nikita executed two projects totaling approximately $5,000,000 USD in relation to building infrastructure for Olympic Games in 2014. These projects for the Olympics were to manufacture and deploy 5,000 signs (within only six months). The signs were made with concrete, metal frame, and high-resolution printed information - everything according to strict design requirements by the International Olympic Games Committee. Nikita's exceptional experience in engineering and fabrication caused this previous company to execute the project on time and on such a high level that the company was recognized by Organizing Committees for the Olympic Games. Later, Nikita decided to apply his engineering talent and experience to change the way developers build today by founding Apis Cor. Nikita is an inventor of Apis Cor technology and robots and an author of patents related to Apis Cor Technology.

Nikita and his work have been recognized with several awards, including:

Publications and Awards

-Autodesk Technology Center in Boston - Resident

-Alumni of Alchemist Accelerator - 2020

-2020 list of Maverick Awards winners byBuiltWorlds - April 2020

-Leaders of Tomorrow, 49th St. Gallen Symposium, Switzerland - April 2019

-1st Place, NASA Phase 3 Construction Level 1&2, Final Design Level of 3D Printed-Habitat

-Centennial Challenge by NASA - 2018-2019 (see "Narrative of the Business" above)

-50 EMERGING GLOBAL ENTREPRENEURS TO WATCH IN 2017, by INC Magazine - April 2017

-Kairos50, Kairos Society, New York - Apr 2017



Trevor Ragno

Director of construction Technologies

Bachelor of Science Degree in Real Estate and Business Management with an Associates Degree in Urban Planning.

Master's Degree in Real Estate. Author of "Aerial Transit Oriented Development as a Framework for Intermodal Vertiport Site Selection".

Trevor Ragno (Director of Construction Technologies, Apis Cor) studied Real Estate, Management, and Urban Planning at Florida State University and received his Masters of Real Estate Development from Clemson University. After years of working in the commercial-scale additive manufacturing industry, Mr. Ragno began developing commercial real estate throughout the eastern United States including office, retail, self-storage, multi-family, and data center projects. He is a Partner of Aeronyde, a leading company in drone-based construction progress monitoring, and his book on"Aerial Transit Oriented Planning" is a leading publication on vertiport site selection and development. In his role at Apis Cor, Mr. Ragno successfully led construction efforts for multiple 3D printed buildings in the US, and played a key role in developing Apis Cor University, which is the world's first educational institution dedicated solely to additive construction. Mr. Ragno is actively involved with ULI, ICSC, NAIOP, CCIM and the USGBC."



Laurie Elliot

Fractional CFO

Laurie Elliott brings over twenty-five years of experience in accounting, finance and operational management to CFO Strategic Partners. She holds a bachelor's degree in accounting and an MBA in Finance. She started her career with Marks Paneth LLP and PricewaterhouseCoopers (PwC) where she specialized in Emerging Business Services. In that role, she was involved with the owners, accounting departments and engagement leadership providing audit, tax and process improvement services in various industries including entertainment, professional services and transportation.

Laurie left PwC to become the VP, Controller and Chief Accounting Officer of Global Spill Management, Inc., a national environmental contracting, consulting, manufacturer, distributor, where she facilitated rapid growth through acquisitions and helped to take the company public. She then joined Team Penske, a Truck leasing company, and rose to VP Finance for the Penske Motor Group with over $1 billion in revenue where her financial acumen was strengthened developing KPI's, financial analyses, forecasts and projections for the company and targeted acquisitions. Her role with Team Penske further expanded her industry experience to include automotive sales and service, leasing, supply chain logistics management, and racing & motor speedways. In a desire to return to her entrepreneurial roots, she joined the professional consulting firm Strategic Analysis Inc. (SAI) as their CFO. During her tenure, she helped SAI grow to 20 entities across 5 continents and become a top firm in the business intelligence niche.

With her relocation to Florida, she became the VP Accounting and Finance and Chief Accounting Officer for a private equity owned national car rental company, tasked with turning around the accounting and finance functions and positioning the company for sale. In her time with CFO Strategic Partners, Laurie has served as the outsourced CFO for clients in entertainment, construction, and business services, among other industries. Laurie's depth and breadth of experience allows her to serve as a valued strategic partner to executive management.

"I'm excited to continue my passion in consulting through my work with CFO Strategic Partners and apply my past experience and knowledge to help our clients achieve their goals."



Paul Cejas

Advisor

Former Chief Engineer Off-Boeing programs and Deputy CTO -Autonomous Systems at Boenig. Malcolm Baldridge Award winning Aerospace Engineering Director with a proven track record of managing $100M+ successful defense programs. Key skill is the ability to communicate with Sr. Leadership as well as execution teams in a way that breaks down and simplifies complex concepts, resulting in informed decisions. Successes include co-creation of the Air Combat Teaming System concept and strategy, QF-16 Development and Operational Capability, MQ-25 Electromagnetic Effects integration, EA-18G Production start-up, F/A-18E/F Flight Controls, Harpoon Supply Chain integration, and AV-8B VTOL controls, all resulting in award winning teams.I have an MBA with a Finance emphasis from the University of Missouri in St. Louis, and a Bachelor of Science degree in Aerospace Engineering from Georgia Tech. Most recent experience has been working with unmanned vehicles, and helping establish the vision for the future of this disruptive technology.

Offering Summary

Company	:	Apis Cor Inc.
Corporate Address	:	3060 Venture Lane #101, Melbourne, FL 32934
Offering Minimum	:	$10,000.00
Offering Maximum	:	$5,000,000.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	10,000
Maximum Number of Shares Offered	:	5,000,000
Price per Share	:	$1.00
Pre-Money Valuation	:	$133,555,405.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares

Early Bird Bonus

Invest within the next 10 days and receive 10% bonus shares

Amount-Based:

$500+

Apis Cor's Online course Fundamentals of Construction 3D Printing (C3D-1100)

$1,000+

Online course 1st and 2nd Fundamental Construction + Construction from A to Z

$2,500+

Online course 1st and 2nd Fundamental Construction + Construction from A to Z + live Q&A with Construction Director Trevor Ragno

Adding to a waitlist for a 3D printed house built by Apis Cor, its affiliates, subsidiaries, panthers or for Apis Cor's 3D Printer

$10,000+

One Night in one of Apis Cor's 3D printed houses when they are available at Apis Cor's sole discretion. Can be redeemed within 2 years.

+5% share bonus

$25,000+

One night in one of Apis Cor's 3D printed houses when they are available at Apis Cor's sole discretion

Invitation to a construction site to see Live printing of a house when it is available by Apis Cor sole discretion

+10% share bonus

$50,000+

One night in one of Apis Cor's 3D printed houses when they are available

Invitation to the construction site to see Live printing of a house on Apis Cor's projects scheduled at Apis Cor's discretion.

+15% share bonus

Audience-Based:

Previous Investors

15% bonus shares for previous investors

Invitation to a construction site to see Live printing of a house on Apis Cor's projects scheduled by Apis Cor discretion.

10% StartEngine Owners' Bonus

Apis Cor will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Previous Investors in addition to the aforementioned bonus.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Apis Cor to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: In 2019 Apis Cor constructed the largest 3D printed building in the world. Now, we're deploying our technology to address one of the biggest problems in America - the housing crisis. Right now, we need 5.24 million more homes. Currently, building just one house takes an average of 7 months, and with labor shortages and the rising cost of materials, only 1.6 million new homes were built last year.

Apis Cor is a construction technology company that's using robotics to combat the housing crisis. With our patented 3D printing robotics, we can make walls of virtually any shape and size up to 9 times faster than traditional methods - which can reduce the overall length of a building project from 7 months to as little as 2!

Anna: My co-founder and I founded Apis Cor after delivering a massive ground navigation system for the 2014 Winter Olympics. We were responsible for millions of visitors finding their way around the Olympic site, a task made nearly impossible by construction sites running behind schedule. The experience showed us that the construction industry was in dire need of automation and we were right.

VO: It takes a team of laborers 5-8 weeks to construct the shell of a house. Our robot can do it in 60 hours, with increased precision and strength, whilst also potentially reducing costs by up to 30%.

All this with only one operator! So, with over 300,000 unfilled positions in the construction industry, Apis Cor represents an opportunity to combat the U.S. housing crisis without relying on the limited pool of available labor.

Anna: And the capabilities of Apis Cor's 3D printer have been put to the test on the world stage.

Not only have we constructed the largest 3D-printed building in the world, we also printed a commercial building in Boca Chica, Texas and received the highest award in NASA's space habitat challenge.

Now, we are ready to bring automated construction to every builder in America.

We already have 117 letters of intent from construction companies across the country. Now, we need to scale up to meet demand!

Our aim is to tackle the housing crisis by bringing 400 printers into operation within 5 years, come with us and join us as an investor today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
APIS COR INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

APIS COR INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is APIS COR INC.

2. That the corporation's original Certificate of Incorporation was filed with the Secretary of State for the State of Delaware effective as of December 19, 2019.

3. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is APIS COR INC. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, and the name of the Corporation's registered agent is Corporation Service Company. The Board of Directors of the Corporation may designate a different registered office or different registered agent from time to time.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 400,000,000 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), and (ii) 100,000,000 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. Shares of Common Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Common Stock, of one or more series of Common Stock, without stockholder approval. Such resolution or resolutions, in each case, shall set forth the number of shares of Common Stock of such series and shall describe the powers, designation, preferences and relative, participating, optional or other special rights, if any of the shares of each such series and any qualification, limitations, or restrictions thereof. To the extent required by the applicable laws of the State of Delaware, the Board shall cause there to be executed, acknowledged, and filed a certificate of designation setting forth a copy of such resolution or resolutions. The powers, designation, preferences and relative, participating, option and other special rights of each series of Common Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock issued and outstanding as of the effective date of this instrument are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Common Stock issued after the effective date of this instrument shall be entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings) unless such shares of Common Stock are part of an authorized series of Common Stock for which different voting rights or privileges are designated in the manner described above. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series. The Board is hereby authorized to provide by resolution or resolutions from time to time for the issuance, out of the unissued shares of Preferred Stock, of one or more series of Preferred Stock, without stockholder approval. Such resolution or resolutions, in each case, shall set forth the number of shares of Preferred Stock of such series and shall describe the powers, designation, preferences and relative, participating, optional or other special rights, if any of the shares of each such series and any qualification, limitations, or restrictions thereof. To the extent required by the applicable laws of the State of Delaware, the Board shall cause there to be executed, acknowledged, and filed a certificate of designation setting forth a copy of such resolution or resolutions. The powers, designation, preferences and relative, participating, option and other special rights of each series of Preferred Stock, and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

C. SERIES A PREFERRED STOCK

Fifty Million (50,000,000) shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated Series A Preferred Stock (the "**Series A Preferred Stock**") with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part C of this Article Fourth refer to sections and subsections of Part C of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends (for the sake of clarity including any cash distributions) on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, an equivalent or greater dividend on each outstanding share of Series A Preferred Stock.

2. Assignment and Transfer.

2.1 Generally. Except as otherwise provided herein, any Transfer (as defined below) of one or more shares of Series A Preferred Stock by any holder thereof (excepting the Corporation) shall require the consent of the Board of Directors, which consent may be withheld for any reason or no reason. "Transfer" means, with respect to Series A Preferred Shares, to sell, give, assign, bequeath, pledge or otherwise encumber, divest, dispose of, or transfer ownership or control of all, any part of, or any interest in the Series A Preferred Shares, whether voluntarily or involuntarily.

2.2 Permitted Transfers.

2.2.1 Holders of Series A Preferred Stock may Transfer all or part of their Series A Preferred Shares to any person with the consent of the Board of Directors.

2.2.2 Holders of Series A Preferred Stock may Transfer all or part of their Series A Preferred Shares to another Series A Preferred Shareholder or to an affiliate controlled by a Series A Preferred Shareholder, including a trust created by a Series A Preferred Shareholder and having a Series A Preferred Shareholder as the trustee authorized to exercise sole control over the Shares owned by the trust.

2.2.3 Holders of Series A Preferred Stock may Transfer all or part of their Shares to one or more of the group consisting of their spouse, children, grandchildren, parents, grandparents, siblings, nieces and nephews, by transaction as a result of their death pursuant to the terms of their last will and testament or other estate planning documents, or pursuant to the applicable laws of intestacy.

2.2.4 Holders of Series A Preferred Stock may transfer Shares to the Corporation, and the Corporation may redeem shares of Series A Preferred Stock.

2.2.5 Holders of Series Preferred Stock may relinquish and return all or part of their Series A Preferred Shares for no consideration without requiring the consent of any other person.

3. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

3.1 Payments to Holders of Series A Preferred Stock.

3.1.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but not including a Deemed Liquidation Event (defined below)), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

3.1.2 In the event of any Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof.

3.2 Distribution of Remaining Assets.

3.2.1 In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (but not including a Deemed Liquidation Event), after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock under Subsection 3.1.1 above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

3.2.2 In the event of any Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock under Subsection 3.1.2 above, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of the shares of Common Stock, *pro rata* based on the number of shares held by each such holder.

3.3 Deemed Liquidation Events.

3.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation (provided that, for the purpose of this Subsection 3.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

3.3.2 Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 3.3.1(a)(i) above unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 3.1 and 3.2 above.

3.3.3 Amount Deemed Paid or Distributed. If the amount deemed paid or distributed under this Subsection 3.3.3 is made in property other than in cash, the value of such distribution shall be the fair market value of such property, determined as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability,

(i) if traded on a securities exchange or the NASDAQ Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors of the Corporation.

(b) The method of valuation of securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall take into account an appropriate discount (as determined in good faith by the Board of Directors of the Corporation) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

4. Non-Voting. Notwithstanding anything to the contrary in this Certificate of Incorporation the holders of Series A Preferred Stock shall have no voting, approval, or consent rights.

5. Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series A Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding (the "**Requisite Holders**").

7. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Effective immediately upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary State of Delaware (the "Effective Time"), each outstanding share of Common Stock of the Corporation (the "Old Stock") shall be reclassified as and changed into Twelve and 899,429,354/1,000,000,000ths (12.0899429354) shares of Common

Stock of the Corporation (the "New Stock"), in the nature of a stock split (the "Stock Split"). All certificates dated as of a date prior to the Effective Time representing outstanding shares of Old Stock shall, after the Effective Time, represent the same number of shares of New Stock as is reflected on the face of such certificates multiplied by 12.0899429354, rounded down to the nearest whole number. The Corporation shall not be obliged to issue new certificates evidencing the shares of New Stock outstanding as a result of the Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. No fractional interest in a share of New Stock shall be deliverable upon the Stock Split.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * *

4. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
APIS COR INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Signature Page

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 15th day of September, 2021.

By: ___________________________
ANNA CHENIUNTAI,
President & CEO

Apis Cor Inc. - 2021 Amended and Restated Delaware Certificate of Incorporation

Final Audit Report 2021-09-17

Created:	2021-09-17
By:	Taylor Kelly (taylor@brewerlong.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAApvulJB2KJDs2_4QEi-tlnLymaIQbXnwJ

"Apis Cor Inc. - 2021 Amended and Restated Delaware Certificate of Incorporation" History

Document created by Taylor Kelly (taylor@brewerlong.com)
2021-09-17 - 1:57:51 PM GMT- IP address: 108.189.219.161

Document emailed to AnnaCheniuntai (anna@apis-cor.com) for signature
2021-09-17 - 1:58:43 PM GMT

Email viewed by AnnaCheniuntai (anna@apis-cor.com)
2021-09-17 - 3:55:57 PM GMT- IP address: 66.249.88.200

Document e-signed by AnnaCheniuntai (anna@apis-cor.com)
Signature Date: 2021-09-17 - 3:57:15 PM GMT - Time Source: server- IP address: 174.202.227.111

Agreement completed.
2021-09-17 - 3:57:15 PM GMT